PROSPECTUS	Filed pursuant to Rule 424(b)(3)
Registration No. 333-131314

The Resale of up to 18,784,020 Shares of Ordinary Shares, as Evidenced by American Depositary Shares, as Evidenced by American Depositary Receipts Offered by Selling Shareholders

The shareholders identified in the section of this prospectus titled “Selling Shareholders” may offer and sell from time to time an aggregate of up to 18,784,020 shares of our ADSs (i) which are issuable upon conversion of the Convertible Note and or exercise of the Warrant held by the selling shareholders and (ii) which were issued to the selling shareholders without further consideration.

This offering is not being underwritten. The ADSs offered under this prospectus may be sold by the selling shareholders on the public market, in negotiated transactions with a broker-dealer or market maker as a principal or agent, or in privately negotiated transactions not involving a broker-dealer.

Total proceeds to us from the issuance of the Convertible Note to Cornell Capital Partners, LP on December 19, 2005 was $2,500,000.

On December 19, 2005, a Warrant for 250,000 ADSs was issued to Cornell Capital Partners, LP with an exercise price of $0.70 per share. The Warrant becomes exercisable at any time after December 19, 2005. Currently, we have not received any proceeds from the exercise of the Warrant. If the Warrant is exercised we will receive an additional $175,000 (i.e. 250,000 ADSs multiplied by the exercise price of $0.70 per share = $175,000). As a result, having already received $2,500,000 from the issuance of the Convertible Note, we may receive up to $2,675,000 of total proceeds from the issued Convertible Note and upon exercise of the Warrant.

A total of 187,500 fully paid and nonassessable ADSs were also issued to Cornell Capital Partners, LP on December 19, 2005. We will not receive any additional proceeds from the issuance of the 187,500 ADSs.

We will receive no proceeds from the sale of the ADSs by the selling shareholders. The proceeds from the Convertible Note and Warrant will be used for the continued expansion of our Managed Benefit Program products and services and general working capital. There is no assurance that the Convertible Note will be converted or that the Warrant will be exercised.

From March 2006 though April 2006 we issued 3,968,255 ADSs, in the aggregate, in connection with Cornell Capital Partners, LP’s partial conversion of its $2,500,000 Convertible Note. Following these partial conversions, the outstanding principal balance of the Convertible Note is approximately $1,800,000.

On April 25, 2006 we closed on a $7,500,000 financing with Cornell Capital Partners, LP, Certain Wealth Ltd. and TAIB Bank, B.S.C., also known as the $7,500,000 Financing. As an extension to the $7,500,000 Financing, on August 3, 2006 we signed and closed on an additional $1,500,000 financing. The total financing with Cornell Capital Partners, LP, Certain Wealth, Ltd, and TAIB Bank B.S.C. (including both the $7,500,000 Financing and the Additional $1,500,000 Financing) was for $9,000,000, also known as the $9,000,000 Financing. As part of the Additional $1,5000,000 Financing, we amended certain of the terms and conditions relating to the $7,500,000 Financing, as a result of which pursuant to the $9,000,000 Financing up to an additional 95,477,500 of our ADSs, in the Aggregate, will be issuable (or have been issued) to Cornell Capital Partners, LP, Certain Wealth, Ltd, and TAIB Bank B.S.C.

Our Ordinary Shares are admitted for trading as American Depository Shares, also known as ADSs, and have traded since May 29, 1993 on the Nasdaq-CM (formerly the Nasdaq SmallCap Market) under the Symbol FMDAY. Each ADS represents the right to receive one of our Ordinary Shares. ADSs are evidenced by American Depository Receipts, also known as ADRs. ADSs evidenced by ADRs are issued by the Bank of New York as Depositary of our ADR facility in accordance with the terms of a deposit agreement between us and the Depositary. On August 21, 2006 the last reported sale price of our ADSs on the Nasdaq-CM was $0.16 per share.

You should read this prospectus carefully before you invest.

Investing in the securities involves certain risks. See “Risk Factors” beginning on page 8.

NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR DETERMINED IF THIS PROSPECTUS IS TRUTHFUL OR COMPLETE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

Prospectus dated September 15, 2006

All dealers that effect transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to the dealers’ obligation to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

ABOUT THIS PROSPECTUS

This prospectus covers resales of up to 18,784,020 ADSs (i) which are issuable upon conversion of the Convertible Note or exercise of the Warrant by the selling shareholders and (ii) which were issued to the selling shareholders without further consideration. The 18,784,020 ADSs consists of:

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up to 18,346,520 ADSs, issuable if the Convertible Note is converted by the holder thereof. (In accordance with the Investor Registration Rights Agreement by and between us and the selling shareholders and as set forth in the “Description of Securities” section on p. 27 of this Registration Statement, 19.99% of our ADSs outstanding as of December 19, 2005 are to be registered for resale. 19.99% of 93,967,086ADSs, the total number of ADSs issued and outstanding as of December 19, 2005, equals 18,784,020 ADSs. When (x) the 250,000ADSs representing the number of shares of our ADSs to be sold, issuable to the selling shareholders upon exercise of the outstanding Warrant at an exercise price of $0.70 per share, and (y) 187,500 fully paid and nonassessable ADSs issued to the selling shareholders are subtracted from the 18,784,020 ADSs, a maximum of 18,346,520 ADSs would be issuable upon conversion of the Convertible Note);

•	up to 250,000 ADS issuable, upon exercise of an outstanding Warrant at an exercise price of $0.70 per share, to Cornell Capital Partners, LP; and

•	187,500 fully paid and nonassessable ADSs issued to Cornell Capital Partners, LP without further consideration.

From March 2006 though April 2006 we issued 3,968,255 ADSs, in the aggregate, in connection with Cornell Capital Partners, LP’s partial conversion of its $2,500,000 Convertible Note. Following these partial conversions, the outstanding principal balance of the Convertible Note is approximately $1,800,000.

No ADSs other than the 187,500 ADSs issued to Cornell Capital Partners, LP and the ADSs to be issued upon conversion of the Convertible Note and exercise of the Warrant are covered in this prospectus.

We may add, update or change in a prospectus supplement any of the information contained in this prospectus or in documents we have incorporated by reference into this prospectus. To the extent that any statement that we make in a prospectus supplement is inconsistent with statements made in this prospectus, the statements made in this prospectus will be deemed modified or superseded by those made in a prospectus supplement.

You should carefully read both this prospectus and any prospectus supplement, together with additional information described under the heading “Where You Can Find More Information About Us” before you invest in our ordinary shares.

All references in this prospectus to “Futuremedia” “we,” “us” and “our” are to Futuremedia Public Limited Company and its direct and indirect subsidiaries, unless the context otherwise requires.

In this prospectus and any prospectus supplement, “U.S. dollars” or “$” refers to U.S. currency, “pounds sterling,” “£”, “GBP” or “pence” refers to United Kingdom, or UK, currency, and “euro” or “€” refers to the currency established for participating member states of the European Union as of the beginning of stage three of the European Monetary Union on January 1, 1999.

Solely for convenience, this Registration Statement contains translations of certain pound sterling amounts into US dollars at specified rates. These translations should not be construed as representations that the pound sterling amounts actually represent such US dollar amounts or could have been or could be converted into US dollars at the rates indicated or any other rates. Unless otherwise indicated, the translation of pounds sterling into US dollars have been made at the rate of GBP1.00 = $1.8263, the Noon Buying Rate in New York City for cable transfers in pounds sterling as certified for customs purposes, by the Federal Reserve Bank of New York (the "Noon Buying Rate") on April 30, 2006. On August 21, 2006 the Noon Buying Rate was GBP 1 = $1.8968.

FUTUREMDIA PUBLIC LIMITED COMPANY

Who We Are

Our legal and commercial name is Futuremedia Public Limited Company, also known as Futuremedia PLC.

We were incorporated in England and Wales as a private limited company in 1982.

We are domiciled in England and Wales.

Our American Depositary Shares, also known as ADSs, have traded since May 29, 1993, on the Nasdaq-CM (formerly the Nasdaq SmallCap Market) under the symbol FMDAY. Each ADS represents the right to receive one of our Ordinary Shares. Ordinary Shares refer to our Ordinary Shares of 1/9 pence each. ADSs are evidenced by American Depositary Receipts, also known as ADRs. ADSs evidenced by ADRs are issued by the Bank of New York as Depositary, also known as the Depositary of our ADR facility, in accordance with the terms of a deposit agreement between us and the Depositary.

What We Do

Since our inception, we have striven to ensure our product offerings meet market requirements. Recognizing the potential impact on the learning market of the developments being made in Intranet and Internet environments, we started the development of our first proprietary Learning Management System, also known as LMS, called SolstraTM in 1997 together with BT Group PLC, also known as BT. We launched the first version of the product to the market in February 1998. In March 2000, we launched easycando, which was our first Internet learning portal. Today, we offer the following products and services:

•	Consultancy Services - providing a wide range of technical and practical services to help our clients establish their training needs and solutions;

•	Customer Designed Content Products - specifically designed content to meet our customer’s individual e-learning needs;

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Learning Management Systems - including multiple elements such as: a license for ActivnaTM, hosting services, set up charges, integration and support services and content, which together enable the delivery of previously identified learning content to individual needs;

•	Blended Learning Solutions - combining elements of e-Learning, together with physical classroom or workbook based training; and

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Managed Benefit Programs- comprising a combination of hardware, software and services, which we install at the homes of participating employees of our clients that contract with us for the provision of such services. Certain of these programs were provided under the UK Government’s Home Computing Initiative scheme, also known as HCI. Under HCI, participating employees could take advantage of tax incentives provided under HCI schemes, reducing the cost of purchase. HCI was terminated by the UK Government, effective as of April 6, 2006.

In addition, we are currently developing our on-line branded learning business. The branded learning business enables companies to use learning as a tool to leverage their brands and stay connected with their customers. Branded learning is the application of eLearning to marketing communications through online learning communities, academies and portals. Branded learning provides our customers with the opportunity to reach new customers and develop additional revenue streams while enhancing overall brand recognition.

We continue to outsource a portion of our production activity and consequently the equipment we now use comprises network hardware, desktop personal computers, laptops and servers required to support our ongoing business. Where appropriate we own our capital equipment, and endeavor to maintain a program of upgrading to ensure the cost-effective provision of desktop and laptop tools to our employees. All equipment acquired for this purpose is industry-standard. For servers to support its Internet portal business, we constantly review the buy/lease options available and have in the past used both options when appropriate. This equipment is typically located in secure co-location sites.

Following a product announcement in October 2003 relating to HCI, and the contracting in November 2003 of our first customer, Royal Mail, we successfully rolled out of our Managed Benefit Program which delivered HCI benefits. Following inception of our Managed Benefit Program, we engaged approximately 30 clients, resulting in approximately 40,000 participants.

During the year ended April 30, 2005, the UK government extended the scope of the salary sacrifice benefit program to include bicycles and childcare vouchers. Already having the infrastructure in place to accommodate this process, we added these extra items to our HCI portfolio.

Recent Developments

In February 2005, we acquired Open Training AB, one of the leading e-Learning companies in Sweden, in order to expand our coverage in the e-Learning market and capitalize on synergies between Open Training AB and us. The major benefit arising from the acquisition is the access we gained to Open Training AB’s Learngate software product, which is forming the basis of a replacement for our own LMS, Aktivna, which would otherwise have to be enhanced at considerable expense to remain competitive in the marketplace. Open Training AB’s customers include: Ericsson, Manpower, Pfizer, Saab, SAS, Scania and Volvo, making them a high profile e-Learning supplier in Sweden. Open Training AB’s business is growing in both custom learning design and in products, with orders from both existing and new customers.

Subsequent to our fiscal year end of April 30, 2005, in May 2005, recognizing that we had too large an infrastructure relative to the revised revenue expectations announced in February 2005, we implemented a series of cost reductions, including headcount reductions, which will yield benefits in fiscal 2006.

Since January 2005, we have added several new members of management and have appointed additional independent directors to our Board of Directors. Leonard M. Fertig, who joined our Board of Directors in August 2004, became CEO in January 2005. Mark Wilsher joined us as Chief Financial Officer in March 2005 but left this position effective January 1, 2006. In March 2005, John Schwallie, Michael Pilsworth and Michiel Steel were appointed as members of our Board of Directors. Also, in June 2006, Robert Bingham was appointed as a member of our Board of Directors. In December 2005, Stephen Oliver joined us and served as Interim Chief Financial Officer until March 31, 2006. From April 1, 2006, through June 18, 2006, Peter Machin, our Company Secretary, served as Interim Chief Financial Officer (Mr. Machin previously served as our Chief Financial Officer from fiscal years 1996 through 2005). On June 19, 2006 we appointed Brian McArthur Muscroft as Group Chief Financial Officer.

Subsequent to April 30, 2005, our e-learning business further developed its capabilities. Focusing on the development and management of online communities enabled us to achieve additional revenues from Barclays Wealth Academy, Crown Prosecution Services and BUPA UK Membership. Currently, our total number of e-learning clients is 31, compared to 32 at the end of calendar year 2005, and 14 at the end of calendar year 2004.

In July 2005, we also unveiled our new corporate branding around the theme Work Smart Live Smart. The revitalized brand positions us as a learning and lifestyle company that enables consumers to improve their lives both at home and at work, and is reflected in a new Futuremedia logo, Web site (www.futuremedia.co.uk) and marketing materials.

On July 21, 2005, we entered into a private placement with M.A.G. Capital, LLC (formerly Mercator Advisory Group, LLC), through its designated funds, Monarch Pointe Fund, Ltd, Mercator Momentum Fund, LP and Mercator Momentum Fund III, LP, collectively, known as M.A.G., to provide us financing in the amount of $4,000,000. The investment was made via a Convertible Debenture that is convertible (subject to certain terms and conditions) into ADSs of the Company. The conversion rate is based on the volume weighted average price of the Company’s ADSs for the five trading days prior to July 13, 2005, the date that the Company entered into a term sheet with M.A.G. for the investment. The Convertible Debenture bears interest at an annual rate equal to the greater of 8.5% or Wall Street Journal Prime Rate plus 3%, but in no event greater than 10%. We also issued warrants to the investors covering an aggregate of 6.2 million ADSs with an exercise price of $0.61 per share. The agreement with M.A.G also provides for an additional $2,000,000 of funding that may be available at our request provided that we achieve certain performance benchmarks. Net proceeds to us from the M.A.G. investment were approximately $3,800,000. We also issued warrants to purchase 411,692 ADSs to our financial adviser on the investment, on substantially the same terms as the warrants issued to the investors.

In accordance with the Convertible Debentures issued to M.A.G. on July 21, 2005, we made our monthly principal payments for October 2005 and November 2005 of $333,000 each by issuing ADSs in place of cash payments. We issued 700,680 ADSs in October 2005 and 856,986 ADSs in November 2005 respectively. Because we did not meet the average daily dollar trading volume requirements for November 2005, as an inducement for M.A.G. to waive the volume limitation, the ADSs issued for the November 2005 payment were issued at a 15% discount rather than the 12% discount that would otherwise apply. In December 2005, January 2006, February 2006 and March 2006, we issued a further 1,057,181, 1,503,533, 1,896,094 and 1,642,036 ADSs, respectively, in place of cash payments.

On December 19, 2005, we entered into a private placement with Cornell Capital Partners, LP, to provide us financing in the amount of $2,500,000. The investment was made via a Convertible Note that is convertible (subject to certain terms and conditions) into our ADSs. The conversion rate shall be equal to the lesser of (a) $0.525 or (b) an amount equal to ninety five percent (95%) of the lowest volume weighted average price of the ADSs, as quoted by Bloomberg, LP, for any period of three (3) consecutive trading days during the thirty (30) trading days immediately preceding the conversion date which may be adjusted pursuant to other terms of the Convertible Note. The Convertible Note bears interest at an annual rate equal to ten percent (10%) for the period of one (1) year following December 19, 2005. Commencing on December 19, 2006, interest shall accrue on the outstanding principal balance at an annual rate equal to eight percent (8%). Commencing on December 19, 2007, interest shall accrue on the outstanding principal balance at an annual rate equal to seven percent (7%). The Convertible Note matures on December 19, 2008. We also issued a Warrant to Cornell Capital Partners, LP covering an aggregate of 250,000 ADSs, with an exercise price of $0.70 per share. The Warrant expires on December 19, 2010. The agreement with Cornell Capital Partners, LP also provided for Cornell Capital Partners, LP to receive 187,500 ADSs without further consideration. We also paid Yorkville Advisors Management, LLC, the investment manager for Cornell Capital Partners, LP a one-time commitment fee of $187,500. Net proceeds to us from the Cornell Capital Partners, LP investment were approximately $2,312,500. From March 2006 though April 2006 we issued 3,968,255 ADSs, in the aggregate, in connection with Cornell Capital Partners, LP’s partial conversion of its $2,500,000 Convertible Note. Following these partial conversions, the outstanding principal balance of the Convertible Note is approximately $1,800,000.

On January 13, 2006, we extended our agreement with the shareholders of EBC to complete the acquisition of that company as previously announced on December 20, 2005, subject to approval by our shareholders. EBC is one of the leading e-learning companies in the United Kingdom. At the time, we believed that extension of the agreement was necessary to allow time for our shareholders to approve the EBC acquisition and related Cornell Capital Partners, LP financing as noted in our release on Form 6-K filed with the Securities and Exchange Commission on December 20, 2005 (File No. 000-21978).

While we previously announced that shareholder approval would be needed to complete the EBC acquisition, we subsequently determined, and confirmed with Nasdaq, that due to our status as a foreign registrant, shareholder approval is not required under the Nasdaq rules as long we comply with the rules and regulations of our country of incorporation. On April 25, 2006, we announced that we completed the acquisition of EBC. Under the terms of the agreement, we acquired EBC for GBP 4.45 million, consisting of a combination of cash (GBP 3.75 million or $6.675 million) and our ADSs (valued at GBP 700,000 or $1.25 million and consisting of 4.8 million ADSs). The cash portion of the purchase price was financed by Cornell Capital Partners, LP, Certain Wealth, Ltd. and TAIB Bank B.S.C.(c) in the form of a $7.5 million private placement. The investment was made via three Secured Convertible Notes that are convertible (subject to certain terms and conditions) into our ADSs. The conversion rate shall be equal to the lesser of (a) $0.34 or (b) an amount equal to ninety five percent (95%) of the average of the three (3) lowest volume weighted average prices of the ADSs, as quoted by Bloomberg, LP, during the thirty (30) trading days immediately preceding the conversion date which may be adjusted pursuant to other terms of each of the Secured Convertible Notes. The Secured Convertible Notes bear interest at an annual rate equal to ten percent (10%) for the period of one (1) year following April 19, 2006. Commencing on April 19, 2007, interest shall accrue on the outstanding principal balance at an annual rate equal to eight percent (8%). Commencing on April 19, 2008, interest shall accrue on the outstanding principal balance at an annual rate equal to seven percent (7%). Each of the Secured Convertible Notes matures on April 19, 2009 and is secured by certain of our assets. We also issued a warrant to Cornell Capital Partners, LP covering an aggregate of 4,000,000 ADSs, with an exercise price of $0.20 per share, which becomes exercisable any time after April 19, 2006, but not after April 19, 2011, and a warrant covering an aggregate of 750,000 ADSs, with an exercise price of $0.70 per share, which becomes exercisable any time after April 19, 2006, but not after April 19, 2011. The agreement with Cornell Capital Partners, LP, Certain Wealth, Ltd. and TAIB Bank, B.S.C. (c), also provided for Cornell Capital Partners, LP to receive 562,500 ADSs without further consideration. We also paid Yorkville Advisors Management, LLC, the investment manager for Cornell Capital Partners, LP a one-time commitment fee of $562,500. Net proceeds to us from the investment by Cornell Capital Partners, LP, Certain Wealth, Ltd., and TAIB Bank B.S.C.(c) were approximately $6,937,500.

On January 18, 2006 we announced that we had received a letter from The Nasdaq Stock Market notifying us that for ten consecutive trading days our market value of listed securities had been below $35,000,000 as required for continued listing by Marketplace Rule 4320(e)(2)(B)(ii), also known as the Rule. We had until February 13, 2006, to regain compliance regarding the market value criteria. If, at any time before February 13, 2006, the market value of listed securities of our ADSs is $35,000,000 or more for a minimum of 10 consecutive trading days, the Nasdaq staff would determine if we comply with the Rule. In the letter, Nasdaq notified us that if compliance could not be demonstrated by February 13, 2006, the Nasdaq staff would provide written notification that our securities would be delisted. Furthermore, in the letter, Nasdaq also notified us that we did not currently satisfy the alternate standards for continued listing under the Marketplace Rules 4320(e)(2)(B)(i) or 4320(e)(2)(B)(iii), which require minimum stockholders' equity of $2,500,000 or net income from continuing operations of $500,000 in the most recently completed fiscal year or in two of the last three most recently completed fiscal years.

On February 16, 2006, we announced that we had received notice from The Nasdaq Stock Market (a Staff Determination Letter) advising us that our securities were subject to delisting based upon our failure to comply with Nasdaq Marketplace Rule 4320(e)(2)(B), which requires a market value of listed securities of at least $35,000,000 or, in the alternative, $2,500,000 in shareholders' equity or $500,000 in net income in the last fiscal year or in two of the last three fiscal years. We requested a hearing before a Nasdaq Listing Qualifications Panel to review the Staff Determination (which stayed the delisting) and to request the continued listing of our ADSs on The Nasdaq Stock Market pending our compliance with the alternative requirement of $2,500,000 in shareholders' equity.

On March 9, 2006, we announced that our hearing before a Nasdaq Listing Qualifications Panel had been scheduled for March 23, 2006. The hearing was held on that date. On April 28, 2006, we received notification from The Nasdaq Stock Market granting our request for continued listing subject to our executing our plan to achieve more than $2.5 million in shareholders' equity by May 31, 2006. On May 31, 2006 we announced that with the close of the Button Group plc acquisition on May 26, 2006 and the private placement of $4,315,000, which we announced on May 4, 2006, we completed our plan and believed we had met the shareholders’ equity requirement for continued listing. On June 9, 2006, we received notification that the Nasdaq Listings Qualifications Panel determined that we are in compliance with all Nasdaq Marketplace Rules and therefore approved the continued listing of our securities on the Nasdaq-CM.

On March 22, 2006, the UK Government announced, as part of its bi-annual treasury budget statement, the termination of the tax benefits associated with HCI. The termination became effective on April 6, 2006. Those employers and employees who signed up for the HCI benefit prior to April 6, 2006 remain eligible to receive this benefit for its three year term. We continue to provide services to HCI clients and over 40,000 employee-subscribing households without interruption. The future of HCI remains unclear, although, the UK Government is considering plans for a revised version. The timetable for the release of such scheme is unknown. We will continue to provide Managed Benefit Services to UK companies. The elimination of the HCI tax benefit by the UK Government is likely to materially change the nature of our business. See “Risk Factors— Risks Relating to Our Business Generally—The recent termination of the Home Computing Initiative by the UK Government is likely to harm our business.”

On March 23, 2006 we entered into an agreement to acquire Button Group plc, also known as Button. The acquisition was completed on May 26, 2006. The purchase price for the acquisition was GBP 5.3 million ($9.9 million), consisting of a combination of cash GBP 2.3 million ($4.3 million) and our ADSs valued at GBP 3 million ($5.6 million) issued at the share closing price on May 25, 2006. Button is an integrated design and brand communications agency providing strategic marketing solutions to blue chip European and US companies. Headquartered in London, Button was established in 1972 and has offices in Los Angeles and Cannes. The company offers consumer marketing, business-to-business marketing, internal communications, exhibition design, corporate events and marketing services. Button brings a strong client group across many industries with particular strength in the media, telecommunications and financial services sectors. Major clients include NBC Universal, CBS Paramount and Hitachi. Button was the technical services provider for the recent 3GSM World Congress in Barcelona where it also designed and built 35 exhibition environments for clients. The company has a strong presence at the Cannes markets and festivals, including the MIP television markets, the Cannes Film Festival, the Lions Advertising Festival and the MIPIM international real estate marketplace. With the addition of Button we expect to add one of the leading branded communications businesses in the UK. The addition of Button will provide us with a complimentary skill set while broadening our product offering with a wide array of online and physical design and communications services.

On April 26, 2006, we announced an expansion of our portfolio with the launch of a new Managed Benefits solution at the Employee Benefits North Conference and Exhibition. This new services, while not incorporating tax benefits, will provide the opportunity for employers to offer employees and their families home-based education and digital access for work, school and life enhancement. This service will target both companies which previously offered HCI, plus those other companies whose plans to do so were cut short by the UK Government’s change in the tax regulations.

On April 27, 2006 we launched flexsmart™, a next generation managed benefits product. Flexsmart™ builds on the original ideas behind HCI, focusing on providing valuable learning resources, improving computer skills throughout the UK's workforce and helping bridge the digital divide, along with helping employers improve employee retention. Through flexsmart™, employees will be able to purchase competitively priced computer equipment from PCWorld and other suppliers. They will also become members of e-life™, an online community created by us to enable employees across the UK to develop and enhance their professional, personal and family lives through a comprehensive range of learning tools. Also included in the flexsmart™ package will be online and telephone support, plus optional sessions with a personal trainer to ensure employees are able to make the most of e-life™.

  On May 4, 2006, we announced a private placement of ADSs for subscriptions totaling $4,315,000. We will use the proceeds of this placement to finance the acquisition of Button Group plc, which we completed on May 26, 2006, and for additional working capital. Of the $4,315,000 private placement, $3,500,000 has been invested by Le Shark Limited, a UK-based investor, at the price of $0.20 per share for a total of 17,750,000 ADSs. Our Directors Jan Vandamme, Leonard M. Fertig, Mick Pilsworth and Michiel Steel also each invested $50,000 in our ADSs, at a price calculated by reference to the average closing price of our ADSs for the 20 business days prior to April 21, 2006, representing approximately $0.255 per share, for a total of 783,700 ADSs. In addition, $565,000 has been invested by Spintop Venture Holdings Limited, a British Virgin Islands based investment group, and $50,000 has been invested by Marc Renson, a private European investor, both at a price of $0.20 per share, representing 3,075,000 ADSs. A finder’s fee has been paid on this transaction, in ADSs, at price of $0.20 per share, representing 773,575 ADSs.

On July 20, 2006 we announced that we received a letter from the Nasdaq Stock Market indicating that we are not in compliance with Marketplace Rule 4320(e)(2)(E)(i) which requires a minimum bid price of $1.00 per ADS. In accordance with Rule 4320(e)(2)(E)(i), we will be provided 180 calendar days, or until January 16, 2007, to regain compliance. As a result of our recent business restructuring and expected improvement in operating results, our Board of Directors has decided to monitor the price of our ADSs before determining any action in response to this notice. If our minimum bid price does not exceed $1.00 and if we are required to take action, we believe that we will be able to achieve compliance with Nasdaq requirements by adjusting appropriately the ratio of our ordinary shares to ADSs so that the bid price of ADSs traded will exceed $1.00. See “Risk Factors— Risks Relating to the Market for Our Securities — We may not be able to continue to satisfy applicable standards for continued listing on the Nasdaq - CM markets.”

On August 7, 2006 we announced that we changed our fiscal year end to June 30 from April 30, effective immediately. This change brings our group of companies under the same reporting calendar and better corresponds to our business cycle. Previously, Button and EBC were on a June 30 and December 31 fiscal year end, respectively.

On August 7, 2006, we also announced that Cornell Capital Partners, LP, has agreed to provide us with an additional $1,500,000 of capital, also known as the Additional $1,500,000 Financing. The proceeds of the transaction will be used for payments on the remaining debt to M.A.G. Capital, LLC, as well as to provide working capital for growth in our new businesses. We have repaid $3,330,000 of the $4,000,000 convertible loan to MAG in the past 10 months including a cash payment for the month of July, 2006. Cornell Capital Partners, LP’s $1,500,000 investment was made as an extension of the existing $7,500,000 financing loan from April 2006 (which was provided by Cornell Capital Partners, LP, Certain Wealth, Ltd. and TAIB Bank, B.S.C. and is convertible (subject to certain restrictions and limitations) into our ADSs. The amended loan, totaling an aggregate of $9,000,000, may be converted from time to time at the investor’s option (subject to certain restrictions and limitations) and is secured by our assets. In connection with the further investment, we also issued to Cornell Capital Partners, LP 165,000 ADSs at nominal value. Cornell Capital Partners, LP also received a commitment and structuring fee totaling $150,000. We also obtained limited waivers from Cornell Capital Partners, LP regarding certain of our obligations related to filing audited financial statements for the year ended April 30, 2006 with the SEC and with MAG Capital LLC related to maintaining effective registration statements with the SEC in connection with its financing arrangements. We expect to file our audited financial statements for the year ended April 30, 2006 with the SEC by the end of the current month.

As part of the Additional $1,5000,000 Financing, we amended certain of the terms and conditions relating to the $7,500,000 financing from Cornell Capital Partners, LP, Certain Wealth Ltd. and TAIB Banks, B.S.C. which signed on April 19, 2006 and closed on April 25, 2006, also known as the $7,500,000 Financing. The $7,500,000 Financing and the Additional $1,500,000 Financing are together also known as the $9,000,000 Financing. As a result of such amendments, the conversion rate for the $9,000,000 Financing is equal to the lesser of (a) $0.30 or (b) an amount equal to eighty percent (80%) of the average of the three (3) lowest volume weighted average prices of the ADSs, as quoted by Bloomberg, LP, during the thirty (30) trading days immediately preceding the conversion date. The Secured Convertible Notes underlying the $9,000,000 Financing continue to bear interest in accordance with the terms of the $7,500,000 Financing. Pursuant to the $9,000,000 Financing up to an additional 95,477,500 of our ADSs will be issuable (or have been issued) (i) upon conversion of an aggregate of $9,000,000 of Secured Convertible Notes issued to Cornell Capital Partners, LP, Certain Wealth, Ltd. and TAIB Bank, B.S.C. (all such Secured Convertible Notes amounting to 90,000,000 ADSs in the aggregate); (ii) upon exercise of the 4,000,000 ADS Warrant and the 750,000 ADS Warrant held by Cornell Capital Partners, LP in connection with the $7,500,000 Financing; and (iii) in connection with an aggregate of 727,500 ADSs which were issued to Cornell Capital Partners, LP without further consideration (representing 562,500 ADSs from the $7,500,000 Financing plus 165,000 ADSs from the $1,500,000 Financing).

Where We Are Located

Our principal executive offices are located at Nile House, Nile Street, Brighton, East Sussex, BN1 1HW, England.

Our telephone number is + 44 (0) 1273 829700, and our fax number is +44 (0) 1273 829702.

Further information on us is also available at www.futuremedia.co.uk.

RISK FACTORS

An investment in our securities is speculative and involves a high degree of risk. Therefore, you should not invest in our securities unless you are able to bear a loss of your entire investment. You should carefully consider the following factors as well as the other information contained in this prospectus before deciding to invest in our ADSs. Factors that could cause actual results to differ from our expectations, statements or projections include the risks and uncertainties relating to our business described below. This prospectus and statements that we may make from time to time may contain forward-looking information. We cannot assure that actual results will not differ materially from our expectations, statements or projections. The information in this prospectus is complete and accurate as of this date, but the information may change after the date of this prospectus.

Risks Relating to Our Financial Condition

We have a history of significant loses and may not be profitable in the future.

For the fiscal year ended April 30, 2006 we have reported net losses of GBP5,855,000 ($10,792,000) on revenues of GBP17,942,000 ($32,767,000). For the fiscal year ended April 30, 2005, we have reported net losses of GBP3,958,000 ($7,228,000) on revenues of GBP15,651,000 ($28,583,000). For the Fiscal year ended April 30, 2004, we have reported net losses of GBP1,662,000 ($2,922,000) on revenues of GBP19,661,000 ($33,103,000). We have experienced significant cash constraints on our operations during these years. Our Managed Benefit Programs, launched in October 2003, continues to make the major contribution to the income statement, generating GBP15,226,000 ($27,807,000) of revenue and GBP3,349,000 ($6,116,000) of gross margin contribution in fiscal 2006 compared to GBP14,036,000 ($26,774,000) of revenues and GBP1,033,000 ($1,970,000) of gross margin contribution in fiscal 2005, compared to GBP17,366,000 ($30,806,000) of revenues and GBP2,120,000 ($3,762,000) of gross margin contribution in fiscal 2004. We may continue to operate at a loss for the foreseeable future and we cannot estimate when or if we will achieve profitability. If we continue to have operating losses, there is no certainty that we will have the financial resources to continue in business.

We may have problems raising capital we need in the future.

As of April 30, 2006, we had working capital deficit of GBP 1,568,000 ($2,864,000). Historically, we have financed our operations and met our capital requirements primarily through funds generated from operations and the issuance of our ADSs. Market and other conditions largely beyond our control may affect our ability to engage in future sales of such securities, the timing of any such sales, and the amount of proceeds therefrom. Even if we are able to sell any such securities in the future, we may not be able to sell at favorable prices or on favorable terms. In addition, this funding source may not be sufficient in the future, and we may need to obtain funding from outside sources. However, we may not be able to obtain funding from outside sources. In addition, even if we find outside funding sources, we may be required to issue to such outside sources securities with greater rights than those currently possessed by holders of our ADSs. We may also be required to take other actions, which may lessen the value of our ADSs or dilute our ADSs, including borrowing money on terms that are not favorable to us or issuing additional shares of ADSs. If we experience difficulties raising capital in the future, our business could be materially adversely affected.

Risks Relating to Our Business Generally

Our business may be harmed by acquisitions we have completed and may complete in the future.

We have acquired related businesses and may pursue additional acquisitions in the future. We cannot guarantee that we will realize any anticipated benefits from acquisitions that we have recently completed or may complete in the future. In connection with the businesses we have recently acquired (including EBC and Button Group plc) and other businesses we may acquire in the future, the process of integrating acquired operations into our existing operations may result in unforeseen operating difficulties and may require significant financial resources that would otherwise be available for the ongoing development or expansion of our existing business.

Our identification of suitable acquisition candidates involves risks inherent in assessing the values, strengths, weaknesses, risks and profitability of acquisition candidates, including the effects of the possible acquisition on our business, diversion of our management’s attention and risks associated with unanticipated problems or latent liabilities. If we are successful in pursuing future acquisitions, we will be required to expend significant funds, incur additional debt or issue additional securities to finance such acquisitions, which may negatively affect our results of operations and be dilutive to our stockholders. We cannot guarantee that we will be able to finance additional acquisitions on terms satisfactory to us, if at all. If we spend significant funds or incur additional debt, our ability to obtain financing for working capital or other purposes could decline which could harm our business and prospects.

The loss of one or more of our significant customers could harm our business and prospects.

For the three months ended April 30, 2006 and for the fiscal year ended April 30, 2006, our two largest customers together represented approximately 68% and 70%, respectively, of our gross sales. The loss of either of these major customers could have a material adverse effect on our business, financial condition and results of operations.

 The recent termination of the Home Computing Initiative by the UK Government, is likely to harm our business.

On March 22, 2006, the UK Government announced, as part of its bi-annual treasury budget statement, the termination of the HCI tax exemption. The termination became effective on April 6, 2006. Those employers and employees who signed up for the HCI benefit prior to April 6, 2006 remain eligible to receive this benefit for its three year term. We continue to provide services to HCI clients and over 40,000 employee-subscribing households without interruption. The future of HCI remains unclear, although, the UK Government is considering plans for a revised version. The timetable for the release of such scheme is unknown. We will continue to provide Managed Benefit Services to UK companies. On April 26, 2006 we announced an expansion of our portfolio with the launch of a new Managed Benefits solution at the Employee Benefits North Conference and Exhibition. The new service, while not incorporating tax benefits, will provide the opportunity for employers to offer employees and their families home-based education and digital access for work, school and life enhancement. This service will target both companies which previously offered HCI, plus those other companies whose plans to do so were cut short by the UK Government’s change in the tax regulations. The elimination of the HCI tax exemption by the UK Government is likely to harm our business. Also, the market for our new Managed Benefits Services may never develop further and our products may not achieve broader market acceptance, which could have a material adverse effect on our business, financial condition and results of operations.

We may not be able to compete successfully.

The net-based learning business evolves rapidly and is subject to rapid technological change. We currently compete both with smaller UK based companies as well as larger multinational firms in the development and implementation of net-based learning products. Some of these competitors are more established, better capitalized and have a better market position than us.

In addition, these competitors may have the ability to respond more quickly to new or emerging technologies, may adapt more quickly to changes in customer requirements and may devote greater resources to the development, promotion and sale of their products and services than us. We may also have a cost disadvantage compared to competitors who have greater direct buying power from suppliers or who have lower cost structures.

The sales cycle for our products, marketed toward corporate customers, is lengthy and there is no guaranty of resulting sales.

A substantial portion of our revenues are derived from sales of our products and services to large corporate customers and public sector organizations, whereby we provide products and services directly to customers’ employees, in their own homes. Customers demand highly reliable products and services to be provided to their employees, and often implement a lengthy selection process in order to determine the successful supplier. This process can take up to several months before our customers commit to purchase. Such selection processes are commonly based on us providing access to demonstration material based on existing solutions produced for other customers and frequently require significant pre-sales activity.

The sales volume of some of our hosted and Managed Benefit Programs are significantly dependent on acceptance and adoption of the product by our customers’ employees. Some of our customers may also source third party e-Learning content products that compete with our products. These customers could give higher priority to the use of competing products. Some of our customers do not have exclusive or long-term purchase obligations with us. The failure of customers to decide to purchase our products after we spend significant marketing resources and the possibility that customers may source third party competing products could harm our business.

The marketing and sales cycle for our products is lengthy. Some of our customers contract for delivery of solutions over a period of up to three years. The continuation of such contracts depend on the continued acceptance of the product by the customer’s employees, and discontinuation of such contracts could have a material adverse impact on our business, financial condition and results of operations. Additionally, the time lag from initiation of marketing efforts to final sales can be lengthy and expensive and there is no guaranty that the expenditure of significant time and resources will results in sales.

Our business could be harmed if we are unable to protect our proprietary technology.

We have no patents with respect to our product design or production processes.

In choosing not to seek patent protection, we instead have relied on the complexity of our technology, our trade secret protection policies, common law trade secret laws, copyrights, and confidentiality and/or license agreements entered into with our employees, suppliers, sales agents, customers and potential customers.

As a part of our trade secret protection policies, we try to limit access to, and distribution of, our software, related documentation and other proprietary information. We cannot assure that such strategy will prevent or deter others from using our products to develop equivalent or superior products or technology, or from doing so independently.

Further, we cannot assure that we will seek or obtain patent protection for future technological developments or that any patents that may be granted in the future would be enforceable or would provide us with meaningful protection from competitors.

Moreover, litigation by us to enforce or defend our proprietary rights could result in significant expense and divert the efforts of our technical and management personnel, whether or not such litigation results in a favorable outcome for us. In order to avoid expense or diversion of resources, we could agree to enter into a license agreement or other settlement arrangement, notwithstanding our continuing belief in our position.

Our business would be harmed if our products and technology infringe on the intellectual property rights of others.

We cannot assure that our products do not, and that our proposed products will not, infringe any patents or rights of others. If a patent infringement claim is asserted against us, whether or not we are successful in defending such claim, the defense of such claim may be very costly. While we are unable to predict what costs would be incurred if we were obliged to devote substantial financial or management resources to patent litigation, our ability to fund our operations and to pursue our business goals may be substantially impaired.

If we fail to renew critical licensing arrangements our business and prospects could be harmed.

We market a number of products under license from several suppliers and under varying terms of exclusivity and tenure. While we believe that these licensing arrangements will continue and, if considered in our best interest, will be renewed, we cannot assure that licenses will be extended with us on satisfactory terms, if at all. While we believe that the failure to extend licensing arrangements with respect to one or a small number of products would not substantially affect us, the failure to renew a significant number of the present licenses could have an adverse effect on the future profitability of our business and prospects.

Our business could be harmed if our products contain undetected errors or defects or do not meet customer specifications.

We are continuously developing new products and improving our existing products. Newly introduced products can contain undetected errors or defects. In addition, these products may not meet customer performance specifications under all conditions for all applications. If, despite our internal testing and testing by our customers, any of our products contains errors or defects or any of our products fail to meet customer specifications, then we may be required to enhance or improve those products or technologies. We may not be able to do so on a timely basis, if at all, and may only be able to do so at considerable expense. In addition, any significant reliability problems could result in adverse customer reaction, negative publicity or legal claims and could harm our business and prospects.

Compliance with changing regulation of corporate governance and public disclosure may result in additional expenses.

Changing laws, regulations and standards relating to corporate governance and public disclosure, including the Sarbanes-Oxley Act of 2002, new SEC regulations and Nasdaq-CM (formerly the Nasdaq SmallCap Market) rules, are creating uncertainty for companies such as ours. These new or changed laws, regulations and standards are subject to varying interpretations in many cases due to their lack of specificity, and as a result, their application in practice may evolve over time as new guidance is provided by regulatory and governing bodies, which could result in continuing uncertainty regarding compliance matters and higher costs necessitated by ongoing revisions to disclosure and governance practices. As a result, our efforts to comply with evolving laws, regulations and standards have resulted in, and are likely to continue to result in, increased general and administrative expenses and a diversion of management time and attention from revenue-generating activities to compliance activities. We expect these efforts to require the continued commitment of significant resources. Further, our board members, chief executive officer and chief financial officer could face an increased risk of personal liability in connection with the performance of their duties. As a result, we may have difficulty attracting and retaining qualified board members and executive officers, which could harm our business. If our efforts to comply with new or changed laws, regulations and standards differ from the activities intended by regulatory or governing bodies due to ambiguities related to practice, our reputation may be harmed.

Risks Relating to the e-Learning Market

Our future success will depend upon the highly volatile and unpredictable e-Learning market.

Revenues derived from the sale of our e-Learning solutions are directly or indirectly related to spending and investment plans of large corporate businesses and public sector organizations on net-based learning technologies and associated services. These large businesses and public sector organizations may be subject to significant fluctuations as a consequence of general economic conditions, industry patterns or other factors affecting such spending and investment. Expenditures for products and services such as ours are directly affected by these fluctuations. We expect that our operations will continue to depend on these factors. Fluctuations, downturns or slowdowns in these large businesses could have a material adverse effect on our business, financial condition and results of operations.

Seasonal fluctuations in the market may create periodic rises in expenses or falls in demand which would be difficult to offset.

The demand for our products is generally expected to be stronger in the second half of the fiscal year (which ends on April 30) and weaker in the first half due to seasonal buying patterns in the UK and the rest of Europe, as well as the seasonality created by the timing of the client-internal marketing campaigns for Managed Benefit Program products, which tend to peak in the third fiscal quarter, with deliveries scheduled by Christmas. The shifts in demand for our products may make it difficult to plan delivery capacity and business operations efficiently. If demand is significantly below expectations we may be unable rapidly to reduce fixed costs, which can diminish gross margins and cause losses. A downturn in demand may also leave us with excess inventory, which may be rendered obsolete or overvalued as products evolve during the downturn and demand shifts to new products or prices fall. Conversely, in upturns in demand, we may incur expenses to expedite delivery of products, procure scarce components and outsource additional manufacturing processes. These expenses could reduce our gross margins and overall profitability. Any of these results could seriously harm our business, financial condition and results of operations.

The markets for our products are in the early stage of development.

The markets for most of our products are at a relatively early stage of development and customer acceptance. Broader acceptance of our products will depend on customer and end-user reaction to those products and the price and performance of our products and our competitors' products. We believe that the development of these markets will, in part, depend on the success of our efforts to inform and demonstrate to our customers the perceived efficacy of our products. These markets may never develop further and our products may not achieve broader market acceptance, which could have a material adverse effect on our business, financial condition and results of operations.

Our success depends upon our ability to adapt to rapid changes in products, technology and customer requirements.

Our business will be significantly influenced by technological changes and innovations. The market for our products is characterized by rapidly changing technology, evolving industry standards and frequent introductions of new products. We have historically derived a significant portion of our revenues from the sale of new and enhanced products. Our future success will depend upon our ability to enhance our existing products and to source, develop and introduce, on a timely and cost-effective basis, new competitive products with features that meet changing customer requirements and address technological developments.

Our products could be rendered obsolete by new customer requirements or the emergence of new technologies. Our failure to develop, manufacture and sell new products and product enhancements in quantities sufficient to offset a decline in revenues from existing products or to manage product transitions successfully would have a material adverse effect on our business, financial condition and results of operations.

As new products are introduced, we must attempt to monitor closely the range of our products to be replaced and to phase out their production and distribution in a controlled manner. There can be no assurance, however, that such product transitions will be executed without adversely affecting overall product sales or that we will be successful in identifying, developing, and marketing new products or enhancing our existing products.

The development of new products has required, and will continue to require, that we spend significant financial and management resources. Our business would be materially adversely affected if we were to incur delays in developing new products or enhancements or if such products or enhancements did not gain market acceptance. In addition, there can be no assurance that products or technologies developed by one or more of our present or potential competitors could not render obsolete both our present and future products.

There is no assurance that the useful life of any product will be long enough to enable us to recover its development costs. In addition, sales of certain of our products generally may tend to decline over time unless the products are enhanced or repackaged.

Risks Relating to the Market for Our Securities

The market price of our ADSs have been and may continue to be volatile.

The market price of our ADSs has been and may continue to be highly volatile. Consequently, the current market price of our ADSs may not be indicative of value. We believe that a variety of factors could cause the price of our ADSs to fluctuate including:

•	announcements and rumors of developments related to our business, or the industry in which we compete;

•	quarterly fluctuations in our actual or anticipated operating results;

•	changes in regulations and other factors relating to the UK Government’s Home Computing Initiatives;

•	general conditions in the e-Learning market;

•	new products or product enhancements by us or our competitors;

•	announcements of technological innovations;

•	developments in our relationships with our customers and suppliers; and

•	general conditions in the worldwide economy.

Our ADSs may be affected by volume fluctuations and may fluctuate significantly in price.

Our ADSs are currently traded on the Nasdaq-CM. The average daily trading volume of our ADSs for the thirty days ending August 21, 2006 was 2,059,537 ADSs. The high and low bid price of our ADSs for the last two years has been $2.80 and $0.12 respectively. Our ADSs have experienced, and are likely to experience in the future, significant price and volume fluctuations, which could adversely affect the market price of our ADSs without regard to our operating performance.

We may issue additional securities which may be dilutive to our stockholders.

We presently have outstanding options pursuant to which an aggregate of 11,736,408  ADSs may be issued upon exercise thereof. We also presently have up to an aggregate of 131,608,520 ADSs issuable upon conversion and exercise of (i) the Convertible Debentures and Warrants issued to M.A.G. on the closing date of July 21, 2005, also known as the M.A.G. Financing, (ii) the Convertible Note and Warrant issued to Cornell Capital Partners, LP in connection with a $2,500,000 financing with a closing date of December 19, 2005, also known as the $2,500,000 Financing, (iii) the Amended and Restated Secured Convertible Notes issued to Cornell Capital Partners, LP, Certain Wealth, Ltd. and TAIB, Bank, B.S.C. and Warrants issued to Cornell Capital Partners, LP in connection with a $9,000,000 financing consisting of (i) a $7,500,000 tranche of financing with a closing date of April 25, 2006 and (ii) the extension to this $7,500,000 financing with an additional $1,500,000 tranche of financing with a closing date of August 3, 2006 (the total financing with Cornell Capital Partners, LP, Certain Wealth, Ltd, and TAIB Bank was for $9,000,000), also known as the $9,000,000 Financing, and (iv) the Secured Convertible Note issued to Cornell Capital Partners, LP in connection with the $9,000,000 Financing. In addition, we issued an additional warrant to our financial advisor to purchase up to 411,692 ADSs in connection with the M.A.G. Financing. Furthermore, in connection with the $2,500,000 Financing and the $9,000,000 Financing, we issued and aggregate of 915,000 fully paid and nonassessable ADSs to Cornell Capital Partners, LP. The “Description of Securities” section of the prospectus on Form 424B3, File No. 333-128173, relating to our Form F-3, as filed with the Securities and Exchange Commission on October 18, 2005 provides you with more information about the Convertible Debentures and Warrants issued to M.A.G. in connection with the M.A.G. Financing. The “Description of Securities” section of this prospectus provides you with more information about the Convertible Note and Warrant issued to Cornell Capital Partners, LP in connection with the $2,500,000 Financing. The registration statement relating to the $7,500,000 financing on Form F-3, File No. 333-134835, as previously filed with the Securities and Exchange Commission on June 8, 2006 was withdrawn on August 9, 2006. We expect to file a new registration statement with the Securities and Exchange Commission reflecting the $9,000,000 Financing. The issuance of any additional ADSs, whether upon the exercise of derivative securities, including options, warrants or debentures, in connection with a financing or otherwise, including additional ordinary shares issuable as a consequence of any anti-dilution provisions set forth in the instruments evidencing such derivative securities, would reduce the proportionate ownership and voting power of then-existing shareholders.

We may not be able to continue to satisfy the applicable standards for continued listing on the Nasdaq-CM Market.

Our ADSs are currently traded on the Nasdaq-CM. No assurance can be given that an orderly trading market will be sustained in the future. Also, Nasdaq requires that, in order for a company's securities to continue to be listed on the Nasdaq-CM, the company must maintain either a minimum stockholders’ equity of $2,500,000, market capitalization of $35,000,000 or net income of $500,000 in the most recently completed fiscal year or in two of the last three most recently completed fiscal years. We had unaudited negative stockholders’ deficit of approximately $1,764,000 at April 30, 2006, net loss for the year ended April 30, 2006 of $10,792,000, and a net loss for the financial year ended April 30, 2005 of $7,228,000 and a market capitalization of $42,045,307 on April 30, 2006.

On February 16, 2006, we announced that we had received notice from The Nasdaq Stock Market (a Staff Determination Letter) advising us that our securities are subject to delisting based upon our failure to have a market value of listed securities of at least $35,000,000 or, in the alternative, $2,500,000 in shareholders' equity or $500,000 in net income in the last fiscal year or in two of the last three fiscal years. We requested a hearing before a Nasdaq Listing Qualifications Panel to review the Staff Determination and to request the continued listing of our ADSs on The Nasdaq Stock Market pending our compliance with the alternative requirement of $2,500,000 in shareholders' equity. On March 9, 2006, we announced that our hearing before a Nasdaq Listing Qualifications Panel had been scheduled for March 23, 2006. The hearing was held on that date. On April 28, 2006, we received notification from The Nasdaq Stock Market granting our request for continued listing subject to our executing our plan to achieve more than $2,500,000 in shareholders’ equity by May 31, 2006. On May 31, 2006 we announced that with the close of the Button Group plc acquisition on May 26, 2006 and the private placement of $4,315,000, which we announced on May 4, 2006, we had completed our plan and believed we hade met the shareholders’ equity requirement for continued listing. On June 9, 2006, we received notification that the Nasdaq Listings Qualifications Panel determined that we are in compliance with all Nasdaq Marketplace Rules and therefore approved the continued listing of our securities on the Nasdaq- CM.

In addition, effective May 29, 2006, the continued listing of our ADSs became subject to a $1.00 minimum bid price. Our ADSs do not currently meet the $1.00 minimum bid price. Only July 8, 2006, we received a notice from Nasdaq-CM of our failure to meet the $1.00 minimum bid price for 30 consecutive business days pursuant to Nasdaq rule 4320(e). We have a period of 180 calendar days from such notification to achieve compliance. If we are not deemed in compliance prior to the expiration of the 180 day compliance period, we shall be afforded an additional 180 days compliance period, provided that on the 180th day of the first compliance period, we demonstrate that we meet the criteria for initial inclusion set forth in Nasdaq Rule 4320(e) (except for the bid price requirement set forth in Rule 4320(e)(2)(E)(i)) based on our most recent public filings and market information. Our Board of Directors has decided to monitor the price of our ADSs before determining action in response to this notice. If our minimum bid price does not exceed $1.00 and if we are required to take action, we believe that we will be able to adjust appropriately the ratio of ordinary shares to ADSs so that the bid price of our ADSs traded will exceed $1.00. However, we cannot provide any assurance that our ADSs will satisfy such $1.00 threshold despite adjustments in the ratio of ordinary shares to ADSs.

If it is determined that, notwithstanding our meeting the minimum bid standard, that we otherwise are not in compliance with Nasdaq rules, our ADSs will be delisted from Nasdaq unless we successfully appeal the delisting determination. We cannot provide any assurance that our ADSs will meet the required $1.00 minimum bid price (or any other Nasdaq listing criteria) at any time in the future or that any appeal by us of a delisting determination would be successful.

Our ADSs may become subject to penny stock regulation.

In the event our ADSs are delisted from the Nasdaq-CM, our ADSs may become subject to the "penny stock" rules of the United States Securities and Exchange Commission, also known as the Commission. A "penny stock" is generally an equity security with a market price of less than $5.00 per share which is not quoted through (i) the Nasdaq system; (ii) a national securities exchange in the US; or (iii) a national securities exchange in the US that has been continuously registered since April 20, 1992 and that has maintained initial and continued listing standards that are substantially similar to or stricter than the listing standards that were in place at that exchange on January 8, 2004. Due to the risks involved in an investment in penny stocks, US securities laws and regulations impose certain requirements and limitations on broker/dealers who recommend penny stocks to persons other than their established customers and accredited investors, including making a special written suitability determination for the purchaser, providing purchasers with a disclosure schedule explaining the penny stock market and its risks and obtaining the purchaser's written agreement to the transaction prior to the sale. These requirements may limit the ability of broker/dealers to sell penny stocks. Also, because of these requirements and limitations, many broker/dealers may be unwilling to sell penny stocks at all. In the event we become subject to the Commission's rules relating to penny stock, the trading market for the ADSs may be materially adversely affected.

Risks Relating to the Financing Arrangements with Cornell Capital Partners, LP

Cornell Capital Partners, LP could hold up to 57.60% of our ADSs which could allow Cornell Capital Partners, LP to control or influence shareholder votes.

Cornell Capital Partners, LP could beneficially own up to 4.99% of our ADSs, at present approximately 8,165,948 of our issued and outstanding ADSs. Since Cornell Capital Partners, LP can waive such limit, it could own at least up to 18,784,020 ADSs issuable upon (i) conversion of a $2,500,000 Convertible Note (up to 18,346,520 ADSs are issuable upon conversion of the $2,500,000 Convertible Note), (ii) exercise of a 250,000 ADS Warrant, and (iii) 187,500 fully paid and non assessable ADSs issued to Cornell Capital Partners, LP, that we are registering under this Registration Statement of which this Prospectus is a part.

Additionally, Cornell Capital Partners could also own up to 75,477,500 ADSs issuable upon (w) conversion of a $5,500,000 Amended and Restated Secured Convertible Note issued to Cornell Capital Partners, LP in connection with a $9,000,000 financing consisting of (i) a $7,500,000 tranche of financing with a closing date of April 25, 2006 and (ii) the extension to this $7,500,000 financing with an additional $1,500,000 tranche of financing with a closing date of August 3, 2006 (the total financing with Cornell Capital Partners, LP, Certain Wealth, Ltd, and TAIB Bank was for $9,000,000), also known as the $9,000,000 Financing (up to 55,000,000 ADSs are issuable to Cornell Capital Partners, LP upon conversion of the $5,500,000 Amended and Restated Secured Convertible Note (See “The Offering - Selling Shareholders” for calculations)); (x) conversion of a $1,500,000 Secured Convertible Note issued to Cornell Capital Partners, LP pursuant to the $9,000,000 Financing (up to 15,000,000 ADSs are issuable to Cornell Capital Partners, LP upon conversion of the $1,500,000 Secured Convertible Note (See “The Offering - Selling Shareholders” for calculations));(y) exercise of a 4,000,000 ADS Warrant and a 750,000 ADS Warrant issued to Cornell Capital Partners, LP pursuant to the $9,000,000 Financing; and (z) 727,500 fully paid and non assessable ADSs issued to Cornell Capital Partners, LP pursuant to the $9,000,000 Financing. We have withdrawn the registration statement on Form F-3, File No. 333-134835, filed in connection with the $7,500,000 financing from April 2006 and we expect to file a new registration statement with the Securities and Exchange Commission reflecting the $9,000,000 Financing.

Such 94,261,520 ADSs issued to Cornell Capital Partners, LP in the aggregate (18,784,020 ADSs + 75,477,500 ADSs) would represent approximately 57.60% of our issued and outstanding ADSs on a post conversion/exercise basis. If all or most of these ADSs are issued to, and held by, Cornell Capital Partners, LP, it would be able to control or influence the disposition of any matter submitted to a vote of shareholders. This concentration of ownership may also have the effect of delaying or preventing a change of control of us. In addition, if Cornell Capital Partners, LP chooses to sell a substantial number of our ADSs in the public market at or about the same time, such sales could cause the market price of our ADSs to decline. In addition, the sale of these ADSs could impair our ability to raise capital through the sale of additional ADSs.

Cornell Capital Partners, LP’s interests may conflict with the interest of our shareholders.

Cornell Capital Partners, LP owns, controls and has interest in a wide array of companies, some of which may compete directly or indirectly with us. As a result, Cornell Capital Partners, LP’s interests may not always be consistent with our interests or the interests of our shareholders. There are no specific agreements or arrangement in place between us and Cornell Capital Partners, LP to address potential or actual conflicts that may arise. To the extent that conflicts of interest may arise between us and Cornell Capital Partners, LP, those conflicts may be resolved in a manner adverse to us or to you or other holders of our securities.

Holders of our secured indebtedness will have a prior claim on our assets.

As part of our $9,000,000 financing with Cornell Capital, LP, Certain Wealth, Ltd. and TAIB Bank, B.S.C consisting of (i) a $7,500,000 tranche of financing with a closing date of April 25, 2006 and (ii) the extension to this $7,500,000 financing with an additional $1,500,000 tranche of financing with a closing date of August 3, 2006 (the total financing with Cornell Capital Partners, LP, Certain Wealth, Ltd, and TAIB Bank was for $9,000,000), also known as the $9,000,000 Financing, we issued (i) an Amended and Restated Secured Convertible Note to Cornell Capital Partners, LP in the aggregate principal amount of $5,500,000; (ii) an Amended and Restated Secured Convertible Note to Certain Wealth, Ltd, in the aggregate principal amount of $1,000,000; (iii) an Amended and Restated Secured Convertible Note to TAIB Bank, B.S.C. in the aggregate amount of $1,000,000; and (iv) a Secured Convertible Note to Cornell Capital Partners, LP in the aggregate principal amount of $1,500,000. If an event of default occurs under any of the Amended and Restated Secured Convertible Notes or the Secured Convertible Note, the investors thereunder will have the right to exercise the remedies available to the secured investor under applicable law and the agreements governing such secured indebtedness. The effect of such security interest is to give the investors under such secured indebtedness a prior claim on our assets.

The $2,500,000 Convertible Note provides for various events of default that would entitle the holders to require us to immediately repay the outstanding principal amount, plus accrued and unpaid interest, in cash. If an event of default occurs, we may be unable to immediately repay the amount owed, and any repayment may leave us with little or no working capital in our business.

We will be considered in default of the $2,500,000 Convertible Note issued to Cornell Capital Partners, LP in the December 19, 2005 financing, if certain events occur. If an event of default occurs, Cornell Capital Partners, LP, as the holder of the $2,500,000 Convertible Note, can elect to require us to pay all of the outstanding principal amount, plus all other accrued and unpaid amounts under the $2,500,000 Convertible Note. Some of the events of default include matters over which we may have some, little or no control. If a default occurs and we cannot pay the amounts payable under the $2,500,000 Convertible Note in cash (including any interest on such amounts and any applicable late fees under the $2,500,000 Convertible Note), Cornell Capital Partners, LP may protect and enforce its rights or remedies either by suit in equity or by action at law, or both, whether for the specific performance of any covenant, agreement or other provision contained in the $2,500,000 Convertible Note, in the related securities purchase agreement or in any document or instrument delivered in connection with or pursuant to the $2,500,000 Convertible Note, or to enforce the payment of the outstanding $2,500,000 Convertible Note or any other legal or equitable right or remedy. This would have an adverse effect on our continuing operations.

Existing shareholders will experience significant dilution when Cornell Capital Partners, LP converts its $2,500,000 Convertible Note and exercises its 250,000 ADS Warrant.

  The conversion of the $2,500,000 Convertible Note into ADSs and the issuance of ADSs upon the exercise of the 250,000 ADS Warrant, issued to Cornell Capital Partners, LP in connection with the December 19, 2005 financing with Cornell Capital Partners, LP, also known as the $2,500,000 Financing, will have a dilutive impact on our shareholders since Cornell Capital Partners, LP may ultimately convert the full amount of the $2,500,000 Convertible Note and exercise the full amount of the 250,000 ADS Warrant and sell all of these ADSs into the public market. As a result, our net income or loss per share could decrease in future periods, and the market price of ADSs could decline. In addition, the lower our stock price is, the more ADSs we will have to issue pursuant to the discount conversion price of the $2,500,000 Convertible Note. If our stock price is lower, then our existing shareholders will experience greater dilution.

The following table sets forth the number and percentage of ADSs that would be issuable if (i) Cornell Capital Partners, LP converted the $2,500,000 Convertible Note issued in connection with the $2,500,000 Financing; (ii) Cornell Capital Partners, LP converted the $5,500,000 Amended and Restated Secured Convertible Note issued to Cornell Capital Partners, LP, in connection with a $9,000,000 financing consisting of (i) a $7,500,000 tranche of financing with a closing date of April 25, 2006 and (ii) the extension to this $7,500,000 financing with an additional $1,500,000 tranche of financing with a closing date of August 3, 2006 (the total financing with Cornell Capital Partners, LP, Certain Wealth, Ltd, and TAIB Bank was for $9,000,000), also known as the $9,000,000 Financing; (iii) Certain Wealth, Ltd. converted the $1,000,000 Amended and Restated Secured Convertible Note issued to Certain Wealth, Ltd., in connection with the $9,000,000 Financing (iv) TAIB Bank, B.S.C. converted the $1,000,000 Amended and Restated Secured Convertible Note issued to TAIB Bank, B.S.C., in connection with the $9,000,000 Financing; (v) Cornell Capital Partners, LP exercised the 250,000 ADS Warrant issued to Cornell Capital Partners, LP in connection with $2,500,000 Financing; (vi) Cornell Capital Partners, LP exercised the 4,000,000 ADS Warrant issued to Cornell Capital Partners, LP and the 750,000 ADS Warrant issued to Cornell Capital Partners, LP in connection with the $9,000,000 Financing and (vii) Cornell Capital Partners, LP converted the $1,500,000 Secured Convertible Note issued to Cornell Capital Partners, LP, in connection with the $9,000,000 Financing at the Fixed Price (as defined in the “Description of Securities - Convertible Note” section of this Registration Statement ) of $0.525 and estimated Discount Prices (as defined in the “Description of Securities - Convertible Note” section of this Registration Statement) of $0.100; $0.200; $0.300; and $0.400.

Assumed Futuremedia PLC Stock Price (5)

	$0.525 (Fixed Price)	$0.100 (Estimated Discount Price)	$0.200 (Estimated Discount Price)	$0.300 (Estimated Discount Price)	$0.400 (Estimated Discount Price)
ADSs outstanding as of July, 14, 2006	163,646,244	163,646,244	163,646,244	163,646,244	163,646,244
Plus pro forma ADSs issued upon:
Conversion of warrants (1)	5,000,000 (represents 3.06% of our outstanding 163,646,244 ADSs) (4)	5,000,000 (represents 3.06% of our outstanding 163,646,244 ADSs) (4)	5,000,000 (represents 3.06% of our outstanding 163,646,244 ADSs) (4)	5,000,000 (represents 3.06% of our outstanding 163,646,244 ADSs) (4)	5,000,000 (represents 3.06% of our outstanding 163,646,244 ADSs) (4)

Conversion of convertible note (2)	4,761,905 (represents 2.91% of our outstanding 163,646,244 ADSs) (4)	26,315,789 (represents 16.08% of our outstanding 163,646,244 ADSs) (4)	13,157,895 (represents 8.04% of our outstanding 163,646,244 ADSs) (4)	8,771,930 (represents 5.36% of our outstanding 163,646,244 ADSs) (4)	6,578,947 (represents 4.02% of our outstanding 163,646,244 ADSs) (4)

Conversion of secured convertible notes (3)	30,000,000 (represents 18.33% of our outstanding 163,646,244 ADSs) (4)	112,500,000 (represents 68.75% of our outstanding 163,646,244 ADSs) (4)	56,250,000 (represents 34.37% of our outstanding 163,646,244 ADSs) (4)	37,500,000 (represents 22.92%of our outstanding 163,646,244 ADSs) (4)	28,125,000 (represents 17.19% of our outstanding 163,646,244 ADSs) (4)

Pro forma ADSs outstanding after all financings	203,408,149	307,462,033	238,054,139	214,918,715	203,350,191

(1)
Represents the aggregate number of ADS issuable if all Warrants are exercised at the corresponding exercise price. Outstanding Warrants include the 250,000 ADS Warrant issued to Cornell Capital Partners, LP in connection with the December 19, 2005 financing with Cornell Capital Partners, LP, the 4,000,000 ADS Warrant issued to Cornell Capital Partners, LP and the 750,000 ADS Warrant issued to Cornell Capital Partners, LP in connection with the $9,000,000 financing consisting of (i) a $7,500,000 tranche of financing with a closing date of April 25, 2006 and (ii) the extension to this $7,500,000 financing with an additional $1,500,000 tranche of financing with a closing date of August 3, 2006 (the total financing with Cornell Capital Partners, LP, Certain Wealth, Ltd, and TAIB Bank was for $9,000,000). These Warrants are not included in the pro forma share calculation for “Conversion of convertible note” and the calculation for “Conversion of secured convertible notes”.

(2)
Represents the number of ADSs issuable if the entire principal amount of the $2,500,000 Convertible Note issued to Cornell Capital Partners, LP in connection with the December 19, 2005 financing with Cornell Capital Partners, LP is converted at the corresponding conversion price. For the Discount Price, the $2,500,000 Convertible Note converts into ADSs at 95% of the lowest weighted average price of the ADSs, as quoted by Bloomberg, LP, for any period of three (3) consecutive trading days during the thirty (30) days immediately preceding the conversion date.

(3)
Represents the aggregate number of ADSs issuable if the entire principal amount of the $5,500,000 Amended and Restated Secured Convertible Note issued to Cornell Capital Partners, LP, along with the entire principal amount of the $1,000,000 Amended and Restated Secured Convertible Note issued to Certain Wealth, Ltd, the entire principle amount of the $1,000,000 Amended and Restated Secured Convertible Note issued to TAIB Bank, B.S.C., and the entire principle amount of the $1,500,000 Secured Convertible Note issued to Cornell Capital Partners, LP all in connection with the $9,000,000 financing consisting of (i) a $7,500,000 tranche of financing with a closing date of April 25, 2006 and (ii) the extension to this $7,500,000 financing with an additional $1,500,000 tranche of financing with a closing date of August 3, 2006 (the total financing with Cornell Capital Partners, LP, Certain Wealth, Ltd, and TAIB Bank was for $9,000,000) , were converted at the corresponding conversion price. For the Discount Price of each of the $5,500,000 Amended and Restated Secured Convertible Note issued to Cornell Capital Partners, LP, the $1,000,000 Amended and Restated Secured Convertible Note issued to Certain Wealth, Ltd., the $1,000,000 Amended and Restated Secured Convertible Note issued to TAIB Bank, B.S.C., and the $1,500,000 Secured Convertible Note issued to Cornell Capital Partners, LP each converts into ADSs at 80% of the average of the three (3) lowest volume weighted average prices of the ADSs, as quoted by Bloomberg, LP during the thirty (30) trading days immediately preceding the conversion date.

(4)
Represents the percentage of the total outstanding ADSs that are issuable upon conversion of the notes or exercise of the warrants, without regard to any contractual or other restrictions on the number of securities Cornell Capital Partners, LP, Certain Wealth, Ltd. and/or TAIB Banks, B.S.C. may own at any point in time. Based on 163,646,244 ADSs issued and outstanding on August 21, 2006.

(5)
This table reflects different prices of our stock at the time of the December 19, 2005 financing and the $9,000,000 financing consisting of (i) a $7,500,000 tranche of financing with a closing date of April 25, 2006 and (ii) the extension to this $7,500,000 financing with an additional $1,500,000 tranche of financing with a closing date of August 3, 2006 (the total financing with Cornell Capital Partners, LP, Certain Wealth, Ltd, and TAIB Bank was for $9,000,000). The last sale price of our ADSs on August 21, 2006 was $0.16. Amounts are shown for pro forma informational purposes only.

Risks Relating to Operations in the United Kingdom

Our international sales could be adversely affected by changes in domestic and foreign trade regulations.

While we sell non-UK-produced products, we generally purchase them from associates of foreign suppliers. Our ability to remain competitive with respect to the pricing of the imported components could be adversely affected by increases in tariffs or duties, currency fluctuations, changes in trade treaties, strikes in air or sea transportation, and possible future European legislation with respect to pricing and import quotas on products from non-EU countries. Our ability to be competitive in or with the sales of imported components also could be affected by other governmental actions related to, among other things, anti-dumping legislation and international currency fluctuations.

Fluctuations in the exchange rates of European currencies and the other foreign currencies in which we conduct business, in relation to the U.S. dollar, have harmed and could continue to harm our business and prospects.

A majority of our revenues to date have been received in pounds sterling and we maintain our financial statements in pounds sterling. However, revenues and proceeds of funding activities are sometimes received in US dollars, euros and other European currencies, which are translated into pounds sterling as our functional currency. Fluctuations in the value of the pound sterling against the US dollar, euro and other European currencies have caused, and are likely to cause, amounts translated into pounds sterling to fluctuate in comparison with previous periods. We currently do not engage in any hedging transactions that might have the effect of minimizing the consequences of currency exchange fluctuations. Fluctuations in exchange rates may adversely affect the reported results of our operations.

English courts may not enforce judgments rendered outside England.

We are incorporated under English law. The rights of holders of the ADSs are largely governed by English law, including the Companies Act 1985, and by our Memorandum and Articles of Association. These rights differ in certain respects from the rights of shareholders in typical US corporations. Although certain provisions of English law resemble various provisions of the corporation laws of the United States and other European countries, principles of law relating to such matters as the fiduciary duties of management and the rights of our shareholders may differ from those that would apply if we were incorporated in another country. Also, English employment law imposes substantial severance obligations on companies. Additionally, all of our assets are located in the United Kingdom. Most of our executive officers and directors, and certain of the experts named herein are not residents of the United States, and all or substantial portions of the assets of such persons are located outside the United States. As a result, it may not be possible to effect service of process within the United States upon such persons or to enforce against such persons or us any judgments of United States courts predicated upon the civil liability provisions of the securities or other laws of the United States.

FORWARD-LOOKING STATEMENTS

The statements incorporated by reference or contained in this prospectus discuss our future expectations, contain projections of our results of operations or financial condition, and include other forward-looking information within the meaning of Section 27A of the Securities Act of 1933, as amended. Our actual results may differ materially from those expressed in forward-looking statements made or incorporated by reference in this prospectus. Forward-looking statements that express our beliefs, plans, objectives, assumptions or future events or performance may involve estimates, assumptions, risks and uncertainties. Therefore, our actual results and performance may differ materially from those expressed in the forward-looking statements. Forward-looking statements often, although not always, include words or phrases such as the following: “will likely result,” “are expected to,” “will continue,” “is anticipated,” “estimate,” “intends,” “plans,” “projection” and “outlook.”

You should not unduly rely on forward-looking statements contained or incorporated by reference in this prospectus. Various factors discussed in this prospectus, including, but not limited to, all the risks discussed in “Risk Factors,” and in our other SEC filings may cause actual results or outcomes to differ materially from those expressed in forward-looking statements. You should read and interpret any forward-looking statements together with these documents.

Any forward-looking statement speaks only as of the date on which that statement is made. We will not update any forward-looking statement to reflect events or circumstances that occur after the date on which such statement is made.

CAPITALIZATION

The following table describes our unaudited capitalization as of April 30, 2006 on an actual basis.

This table should be read together with our consolidated financial statements and the notes to those financial statements that are incorporated by reference and which have referenced on page 36.

As of April 30, 2006
Actual
(in thousands)
Cash and cash equivalents	$2,044
Long-term debt--less current portion	$8,948
Shareholders’ equity:
Ordinary shares	$3,789
Additional paid-in capital	$45,043
Deferred compensation	$ Nil
Accumulated other comprehensive loss	$(183)
Receivable from stock subscription	$(33)
Accumulated deficit	$(50,380)
Total shareholders’ deficit	$(1,764)
Total capitalization	$42,045

We have not included an “As Adjusted” column because we will receive no proceeds from the sale of ADSs by selling shareholder.

USE OF PROCEEDS

We will not receive any proceeds from sale of ADSs by the selling shareholder. However, the ADSs covered by this prospectus that are registered for resale by the selling shareholders (i) are issuable upon conversion of Convertible Note and or the exercise of the Warrant and (ii) were issued to the selling shareholders without further consideration.

We will not receive any additional proceeds from the 187,500 ADSs issued to the selling shareholder on December 19, 2005.

We have received total proceeds of $2,500,000 from the issuance of the Convertible Note. We may also receive additional cash consideration of up to $175,000 in connection with the exercise of the Warrant (i.e. 250,000 ADSs multiplied by the exercise price of $0.70 per share = $175,000). The Warrant is exercisable any time after December 19, 2005. Therefore, we may receive up to $2,675,00 of total proceeds from the issued Convertible Note and upon exercise of the Warrant.

Any such proceeds will be used for the continued expansion of our Managed Benefit Program products and services and general working capital.

THE OFFERING

This prospectus relates to the offer and sale by our selling shareholders during the period in which the Registration Statement containing this prospectus is effective up to 18,784,020 ADSs consisting of:

•
up to 18,346,520 ADSs, issuable if the Convertible Note is converted by the holder thereof. (In accordance with the Investor Registration Rights Agreement by and between us and the selling shareholders and as set forth in the “Description of Securities” section on p. 27 of this Registration Statement, 19.99% of our ADSs outstanding as of December 19, 2005 are to be registered for resale. 19.99% of 93,967,086ADSs, the total number of ADSs issued and outstanding as of December 19, 2005, equals 18,784,020 ADSs. When (x) the 250,000ADSs representing the number of shares of our ADSs to be sold, issuable to the selling shareholders upon exercise of the outstanding Warrant at an exercise price of $0.70 per share, and (y) 187,500 fully paid and nonassessable ADSs issued to the selling shareholders are subtracted from the 18,784,020 ADSs, a maximum of 18,346,520 ADSs would be issuable upon conversion of the Convertible Note);

•	up to 250,000 ADS issuable, upon exercise of an outstanding Warrant at an exercise price of $0.70 per share, to Cornell Capital Partners, LP; and

•	187,500 fully paid and nonassessable ADSs issued to Cornell Capital Partners, LP without further consideration.

The ADSs offered under this prospectus may be sold by the selling shareholders on the public market, in negotiated transactions with a broker-dealer or market maker as principal or agent, or in privately negotiated transactions not involving a broker or dealer. Information regarding the selling shareholders, the ADSs they are offering to sell under this prospectus and the times and manner in which they may offer and sell those shares is provided in the sections of this prospectus captioned “Selling Shareholders” “Plan of Distribution” and “Description of Securities”.

We will receive no proceeds from the sale of ADSs by the selling shareholders. The registration of ADSs pursuant to this prospectus does not necessarily mean that any of those ADSs will ultimately be offered for sale by the selling shareholders.

From March 2006 though April 2006 we issued 3,968,255 ADSs, in the aggregate, in connection with Cornell Capital Partners, LP’s partial conversion of its $2,500,000 Convertible Note. Following these partial conversions, the outstanding principal balance of the Convertible Note is approximately $1,800,000.

The Number of Shares Issuable Upon Conversion of the $2,500,000 Convertible Note and Exercise of the 250,000 ADS Warrant at Various Trading Prices

The following table sets forth the number and percentage of ADSs that would be issuable if Cornell Capital Partners, LP (i) converted the $2,500,000 Convertible Note issued in connection with the December 19, 2005 financing with Cornell Capital Partners, LP; and (ii) exercised the 250,000 ADS Warrant issued to Cornell Capital Partners, LP in connection with the December 19, 2005 financing with Cornell Capital Partners, LP at the Fixed Price (as defined in the “Description of Securities - Convertible Note” section of this Registration Statement ) of $0.525 and estimated Discount Prices (as defined in the “Description of Securities - Convertible Note” section of this Registration Statement) of $0.100; $0.200; $0.300; and $0.400.

Assumed Futuremedia PLC Stock Price (4)

	$0.525 (Fixed Price)	$0.100 (Estimated Discount Price)	$0.200 (Estimated Discount Price)	$0.300 (Estimated Discount Price)	$.0400 (Estimated Discount Price)
ADSs outstanding as of July 14, 2006	163,646,244	163,646,244	163,646,244	163,646,244	163,646,244
Plus pro forma ADSs issued upon:
Conversion of warrants (1)	250,000 (represents 0.15% of our outstanding 163,646,244 ADSs) (3)	250,000 (represents 0.15% of our outstanding 163,646,244 ADSs) (3)	250,000 (represents 0.15% of our outstanding 163,646,244 ADSs) (3)	250,000 (represents 0.15% of our outstanding 163,646,244 ADSs) (3)	250,000 (represents 0.15% of our outstanding 163,646,244 ADSs) (3)

Conversion of convertible note (2)	4,761,905 (represents 2.91% of our outstanding 163,646,244 ADSs) (3)	26,315,789 (represents 16.08% of our outstanding 163,646,244 ADSs) (3)	13,157,895 (represents 8.04% of our outstanding 163,646,244 ADSs) (3)	8,771,930 (represents 5.36% of our outstanding 163,646,244 ADSs) (3)	6,578,947 (represents 4.02% of our outstanding 163,646,244 ADSs) (3)

Pro forma ADSs outstanding after all financings	168,658,149	190,212,033	177,054,139	172,668,174	170,475,191

(1)
Represents the number of ADSs issuable if the entire 250,000 ADS Warrant issued to Cornell Capital Partners, LP in connection with the December 19, 2005 financing with Cornell Capital Partners, LP is exercised at the corresponding exercise price. This warrant is not included in the pro forma share calculation for “Conversion of convertible note”.

(2)
Represents the number of ADSs issuable if the entire principal amount of the $2,500,000 Convertible Note issued to Cornell Capital Partners, LP in connection with the December 19, 2005 financing with Cornell Capital Partners, LP is converted at the corresponding conversion price. For the Discount Price, the $2,500,000 Convertible Note converts into ADSs at 95% of the lowest weighted average price of the ADSs, as quoted by Bloomberg, LP, for any period of three (3) consecutive trading days during the thirty (30) days immediately preceding the conversion date.

(3)
Represents the percentage of the total outstanding ADSs that are issuable upon conversion of the $2,500,000 Convertible Note or exercise of the 250,000 ADS Warrant without regard to any contractual or other restrictions on the number of securities Cornell Capital Partners, LP may own at any point in time. Based on 163,646,244 ADSs issued and outstanding on August 21, 2006.

(4)
This table reflects different prices of our ADSs at the time the December 19, 2005 financing occurred. The last sale price of our ADSs on August 21, 2006 was $0.16. Amounts are shown for pro forma informational purposes only.

December 2005 Private Placement

On December 19, 2005, we entered into an agreement to provide us $2,500,000 in financing through the sale of a Convertible Note and Warrant. The financing was completed in a private placement with Cornell Capital Partners, LP, also known as Cornell. We received the $2,500,000 on December 19, 2005. No funds are held in escrow.

The Convertible Note by and between Cornell and us, dated December 19, 2005, also known as the Note, is convertible at any time after December 19, 2005 into our ADSs determined by dividing the outstanding amount of the Note to be converted by the conversion price at the time of the conversion. The conversion price is equal to the lesser of (a) $0.525 or (b) an amount equal to ninety five percent (95%) of the lowest volume weighted average price of the ADSs, as quoted by Bloomberg, LP, for any period of three (3) consecutive trading days during the thirty (30) trading days immediately preceding the conversion date which may be adjusted pursuant to other terms of the Note.

The Note bears interest at an annual rate equal to ten percent (10%) for the period of one (1) year following December 19, 2005. Commencing on December 19, 2006, interest shall accrue on the outstanding principal balance at an annual rate equal to eight percent (8%). Commencing on December 19, 2007, interest shall accrue on the outstanding principal balance at an annual rate equal to seven percent (7%). The Note matures on December 19, 2008.

From March 2006 though April 2006 we issued 3,968,255 ADSs, in the aggregate, in connection with Cornell Capital Partners, LP’s partial conversion of its $2,500,000 Convertible Note. Following these partial conversions, the outstanding principal balance of the Convertible Note is approximately $1,800,000.

We are to file this Registration Statement with the Securities and Exchange Commission no later than forty five (45) days from December 19, 2005. If we are unable to have this Registration Statement declared effective within ninety (90) days following its filing with the Securities and Exchange Commission or sales cannot be made pursuant to this Registration Statement (whether because of our failure to keep this Registration Statement effective, our failure to disclose such information as is necessary for sales to be made pursuant to this Registration Statement, our failure to register sufficient ADSs, or otherwise) then as partial relief for the damages to any holder of registrable securities by reason of any such delay in or reduction of its ability to sell the underlying ADSs (which remedy shall not be exclusive of any other remedies at law or equity) ,we shall pay liquidated damages to the holder, at the holder’s option, either a cash amount or a number of our ADSs, after demand therefore, equal to two percent (2%) of the liquidated value of the Note outstanding as liquidated damages for each thirty (30) day period (or pro rata part thereof) after the scheduled deadline for having this Registration Statement declared effective.

As part of the Cornell financing, on December 19, 2005, we issued a Warrant to Cornell, also known as the Warrant, covering an aggregate of up to 250,000 ADSs with an exercise price of $.070 per share, which shall become exercisable at any time after December 19, 2005. The Warrant matures on December 19, 2010.

The agreement with Cornell also provided for Cornell to receive 187,500 fully paid and nonassessable ADSs without further consideration. We also paid Yorkville Advisors Management, LLC, the investment manager for Cornell a one-time commitment fee of $185,500.

Information on Outstanding Shares

The authorized capital stock of the Company consists of 250,000,000 ADSs, par value 1 1/9 pence, and 2,000,000 shares of Preferred Stock, par value 2 pence.

As of April 30, 2005 (as reported on our Form 20-F, filed on August 4, 2005, File No. 000-21978), we had 91,769,476 ADSs issued and outstanding. As of April 30, 2006 (the date of the most recent balance sheet included in financial statements and as previously filed as Exhibit 1 to our Form 6-K, filed on May 31, 2006, File No. 000-21978), we had 159,182,359 ADSs issued and outstanding. ADS issuances since April 30, 2005 are as follows:

•	From June 2005 through August 2005 we issued 265,510 ADSs , in the aggregate, in exchange for consulting services.

•	From August 2005 though September 2005 we issued 300,000 ADSs, in the aggregate, in connection with exercised options.

•	In September 2005, we issued 74,431 ADSs in connection with a severance agreement.

•
From November 2005 through June 2006 we issued 11,987,392 ADSs, in the aggregate, in connection with payments to M.A.G. in place of cash payments pursuant to the July 21, 2005 private placement with M.A.G.

•	In December 2005, we issued 187,500 ADSs in connection with fees associated with the December 19, 2005 financing with Cornell Capital Partners, LP.

•	In March 2006, we issued 83,773 ADSs in connection with a private placement with Leonard M. Fertig.

•
From March 2006 though April 2006 we issued 3,968,255 ADSs, in the aggregate, in connection with Cornell Capital Partners LP’s partial conversion of its Convertible Note pursuant to the December 19, 2005 financing with Cornell Capital Partners, LP.

•	In April 2006, we issued 1,789,848 ADSs in connection with fees associated with the EBC acquisition.

•	In April 2006, we issued 4,776,442 ADSs in connection with the completion of the EBC acquisition.

•
In April 2006, we issued 562,500 ADSs in connection with fees associated with the financing with Cornell Capital Partners, LP, Certain Wealth, Ltd. and TAIB Bank B.S.C. (c) which signed on April 19, 2006 and closed on April 25, 2006.

•	From April 2006 though May 2006, we issued 21,358,700 ADSs, in the aggregate, in connection with a private placement to finance the acquisition of Button Group plc.

•	In May 2006, we issued 773,575 ADSs in connection with fees associated with the acquisition of Button Group plc.

•	In May 2006, we issued 24,460,435 ADSs in connection with the completion of the acquisition of Button Group plc.

•	In June 2006, we issued 1,288,404 ADSs in connection with fees associated with the acquisition of Button Group plc.

As of August 21, 2006, we had an aggregate of 163,646,244 ADSs issued and outstanding.

After the closing of the $2,500,000 financing on December 19, 2005, up to an additional 18,784,020 ADSs may be offered by Cornell for resale, of which 3,968,255 ADSs were issued in March 2006 through April 2006 in connection with the partial conversion of the $2,500,000 Convertible Note. Up to an additional 18,784,020 ADSs may be offered by Cornell because (i) up to 18,346,520 ADSs are issuable if the Convertible Note is converted by the holder thereof (of which 3,968,255 ADSs were issued in March 2006 through April 2006 in connection with the partial conversion of the $2,500,000 Convertible Note). (In accordance with the Investor Registration Rights Agreement by and between us and the selling shareholders and as set forth in the “Description of Securities” section on p. 27 of this Registration Statement, 19.99% of our ADSs outstanding as of December 19, 2005 are to be registered for resale. 19.99% of 93,967,086 ADSs, the total number of ADSs issued and outstanding as of December 19, 2005, equals 18,784,020 ADSs. When (x) the 250,000 ADSs representing the number of shares of our ADSs to be sold, issuable to the selling shareholders upon exercise of the outstanding Warrant at an exercise price of $0.70 per share, and (y) 187,500 fully paid and nonassessable ADSs issued to the selling shareholders are subtracted from the 18,784,020 ADSs, a maximum of 18,346,520 ADSs would be issuable upon conversion of the Convertible Note); (ii) up to 250,000 ADSs are issuable upon exercise of the Warrant; and (iii) 187,500 ADSs were issued to Cornell without further consideration.

As of the date of this filing, a total of 3,968,255 ADSs have been issued as partial conversion of the Note and the Warrant has not been exercised. For the Note and the Warrant, our ADSs will only be issued at such time in the future as either there are further conversions under the Note and or the Warrant is exercised.

Even if all 18,784,020 ADSs registered under this Registration Statement are sold by Cornell, Cornell would still beneficially own up to 75,477,500 of our ADSs. Cornell would still beneficially own up to 75,477,500 ADSs because, (a) up to 55,000,000 ADSs are issuable to Cornell if Cornell converts the entire $5,500,000 Amended and Restated Secured Convertible Note issued to Cornell in connection with a $9,000,000 financing consisting of (i) a $7,500,000 tranche of financing with a closing date of April 25, 2006 and (ii) the extension to this $7,500,000 financing with an additional $1,500,000 tranche of financing with a closing date of August 3, 2006, (the total financing with Cornell Capital Partners, LP, Certain Wealth, Ltd, and TAIB Bank was for $9,000,000), also known as the $9,000,000 Financing (See “The Offering - Selling Shareholders” for calculations), (b) up to 15,000,000 ADSs are issuable to Cornell if Cornell converts the entire $1,500,000 Secured Convertible Note issuable to Cornell upon conversion of its $1,500,000 Secured Convertible Note issued in connection with the $9,000,000 Financing (See “The Offering - Selling Shareholders” for calculations); (c) an aggregate of up to 4,750,000 ADSs are issuable to Cornell upon exercise of the 4,000,000 ADS Warrant and the 750,000 ADS Warrant held by Cornell in connection with the $9,000,000 Financing; and (d) an aggregate of 727,500 ADSs were issued to Cornell without further consideration in connection with the $9,000,000 Financing.

Selling Shareholders

The following table provides certain information about the selling shareholders’ beneficial ownership of our ADSs as of August 21, 2006 and as adjusted to give effect to the sale of all of the ADSs being offered by this prospectus.

The number of shares that Cornell will own at any time are subject to limitation in the governing agreements for the Note and Warrant, respectively. For the Note, the agreements prohibit any conversion of the Note that would result in Cornell owning beneficially more than 4.99% of our then outstanding ADSs as determined under Rule 13d-3 of the Securities Exchange Act of 1934, as amended. For the Warrant, the agreements prohibit any exercise of the Warrant that would result in Cornell owning beneficially more than 4.99% of our then outstanding ADSs following such exercise as determined under Rule 13d-3 of the Securities Exchange Act of 1934, as amended, except within sixty (60) days of the Warrant’s expiration of December 19, 2010.

The following table identifies the selling shareholders and indicates (i) the nature of any position, office or other material relationship that each selling shareholder has had with us during the past three years (or any of our predecessors or affiliates) and (ii) the number of shares and percentage of our outstanding ADSs owned by the selling shareholders prior to the offering, the number of shares to be offered for the selling shareholder's account and the number of shares and percentage of outstanding shares to be owned by the selling shareholder after completion of the offering.

The approximate percentage interest of each selling shareholder is based on the beneficial ownership of such selling shareholder divided by the sum of the current outstanding ADSs plus the shares issued to the selling shareholders without further consideration plus additional shares, if any, which would be issued to such selling shareholder (but not any other selling shareholder) when converting the Note. (In accordance with the Investor Registration Rights Agreement by and between us and the selling shareholders and as set forth in the “Description of Securities” section on p. 27 of this Registration Statement, 19.99% of our ADSs outstanding as of December 19, 2005 are to be registered for resale. 19.99% of 93,967,086ADSs, the total number of ADSs issued and outstanding as of December 19, 2005, equals 18,784,020 ADSs. When (x) the 250,000ADSs representing the number of shares of our ADSs to be sold, issuable to the selling shareholders upon exercise of the outstanding Warrant at an exercise price of $0.70 per share, and (y) 187,500 fully paid and nonassessable ADSs issued to the selling shareholders are subtracted from the 18,784,020 ADSs, a maximum of 18,346,520 ADSs would be issuable upon conversion of the Convertible Note). Applicable percentage of ownership is based on 163,646,244 ADSs outstanding as of August 21, 2006 together with securities issued and convertible into ADSs, for each shareholder. Beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission and generally includes voting or investment power with respect to securities.

The percentage interest of each selling shareholder does not include the ADSs subject to the Warrant because the selling shareholders do not currently have beneficial ownership of those shares.

Note that affiliates are subject to Rule 144 and insider trading regulations and percentage computation is for form purposes only.

Name of Selling Shareholder	ADSs Beneficially Owned Before the Offering	Percent of Class of ADSs Owned Before the Offering	Maximum Number of ADSs to be Sold in this Offering (A)	ADSs Beneficially Owned After the Offering (B)	Percent of Class of Shares Owned After Offering
Cornell Capital Partners, LP 101 Hudson Street Jersey City, New Jersey 07303 (1)	94,261,520	36.55%	18,784,020	75,477,500	31.56%

(A) Up to an additional 18,784,020 ADSs may be offered by Cornell Capital Partners, LP because (i) up to 18,346,520 ADSs are issuable if the Convertible Note is converted by the holder thereof (of which 3,968,255 ADSs were issued in March 2006 through April 2006 in connection with the partial conversion of the $2,500,000 Convertible Note). (In accordance with the Investor Registration Rights Agreement by and between us and the selling shareholders and as set forth in the “Description of Securities” section on p. 27 of this Registration Statement, 19.99% of our ADSs outstanding as of December 19, 2005 are to be registered for resale. 19.99% of 93,967,086 ADSs, the total number of ADSs issued and outstanding as of December 19, 2005, equals 18,784,020 ADSs. When (x) the 250,000 ADSs representing the number of shares of our ADSs to be sold, issuable to the selling shareholders upon exercise of the outstanding Warrant at an exercise price of $0.70 per share, and (y) 187,500 fully paid and nonassessable ADSs issued to the selling shareholders are subtracted from the 18,784,020 ADSs, a maximum of 18,346,520 ADSs would be issuable upon conversion of the Convertible Note); (ii) up to 250,000 ADSs are issuable upon exercise of the Warrant; and (iii) 187,500 were issued without further consideration. (No ADSs other than the 187,500 ADSs issued to Cornell Capital Partners, LP and the ADSs to be issued upon conversion of the Convertible Note and exercise of the Warrant are covered in this prospectus.)

(B) Assuming that the selling shareholders will sell all of the ADSs offered by this prospectus (and we cannot assure you that the selling shareholders will sell all or any of these shares), Cornell would still beneficially own up to 75,477,500 ADSs because, (a) up to 55,000,000 ADSs are issuable to Cornell if Cornell converts the entire $5,500,000 Amended and Restated Secured Convertible Note issued to Cornell in connection with a $9,000,000 financing consisting of (i) a $7,500,000 tranche of financing with a closing date of April 25, 2006 and (ii) the extension to this $7,500,000 financing with an additional $1,500,000 tranche of financing with a closing date of August 3, 2006, (the total financing with Cornell Capital Partners, LP, Certain Wealth, Ltd, and TAIB Bank was for $9,000,000), also known as the $9,000,000 Financing , (b) up to 15,000,000 ADSs are issuable to Cornell if Cornell converts the entire $1,500,000 Secured Convertible Note issuable to Cornell upon conversion of its $1,500,000 Secured Convertible Note issued in connection with the $9,000,000 Financing; (c) an aggregate of up to 4,750,000 ADSs are issuable to Cornell upon exercise of the 4,000,000 ADS Warrant and the 750,000 ADS Warrant held by Cornell in connection with the $9,000,000 Financing; and (d) an aggregate of 727,500 ADSs were issued to Cornell without further consideration in connection with the $9,000,000 Financing.

(1) Represents up to 94,261,520 ADSs based on the following:

(i) up to 18,346,520 ADSs issuable if the Convertible Note is converted by the holder thereof (of which 3,968,255 ADSs were issued in March 2006 through April 2006 in connection with the partial conversion of the $2,500,000 Convertible Note). (In accordance with the Investor Registration Rights Agreement by and between us and the selling shareholders and as set forth in the “Description of Securities” section on p. 27 of this Registration Statement, 19.99% of our ADSs outstanding as of December 19, 2005 are to be registered for resale. 19.99% of 93,967,086ADSs, the total number of ADSs issued and outstanding as of December 19, 2005, equals 18,784,020 ADSs. When (x) the 250,000 ADSs representing the number of shares of our ADSs to be sold, issuable to the selling shareholders upon exercise of the outstanding Warrant at an exercise price of $0.70 per share, and (y) 187,500 fully paid and nonassessable ADSs issued to the selling shareholder are subtracted from the 18,784,020 ADSs, a maximum of 18,346,520 ADSs would be issuable upon conversion of the Convertible Note) . Mark Angelo, as Portfolio Manager of Cornell Capital Partners, LP and President of Yorkville Advisors, LLC, Cornell Capital Partners, LP’s General Partner, has voting and investment control over the ADSs held by Cornell Capital Partners, LP.; and

(ii) 187,500 ADSs that were issued to the selling shareholders without further consideration. Mark Angelo, as Portfolio Manger of Cornell Capital Partners, LP and President of Yorkville Advisors, LLC, Cornell Capital Partners, LP’s General Partner, has voting and investment control over the ADSs held by Cornell Capital Partners, LP.;

(iii)  up to 250,000 ADSs are issuable upon exercise of Cornell Capital Partners, LP’s Warrant. Cornell Capital Partners, LP has agreed not to convert the Convertible Note to the extent Cornell Capital Partners, LP’s beneficial ownership of our ADSs would exceed 4.99% of our ADSs then outstanding. For the Warrant, Cornell Capital Partners, LP has agreed not to exercise the Warrant to the extent Cornell Capital Partners, LP’s beneficial ownership of our ADSs would exceed 4.99% of our ADSs following such exercise, except within sixty (60) days of the Warrant’s expiration date of December 19, 2010. However, in no event are we obligated in connection with the Convertible Note or the Warrant (together with the 187,500 ADSs issued to Cornell Capital Partners, LP) to issue ADSs, at any time, representing an aggregate of more than 19.99% of our outstanding capital stock as of December 19, 2005 without prior approval of our Shareholders at a general meeting called for that purpose;

(iv) up to approximately 70,000,000 ADSs are issuable to Cornell Capital Partners, LP, in connection with the $9,000,000 financing with Cornell Capital Partners, LP, Certain Wealth, Ltd., and TAIB Bank B.S.C., consisting of (i) a $7,500,000 tranche of financing with a closing date of April 25, 2006 and (ii) the extension to this $7,500,000 financing with an additional $1,500,000 tranche of financing with a closing date of August 3, 2006, (the total financing with Cornell Capital Partners, LP, Certain Wealth, Ltd, and TAIB Bank was for $9,000,000) also known as the $9,000,000 Financing, if the $5,500,000 Amended and Restated Secured Convertible Note issued to Cornell Capital Partners, LP and the $1,500,000 Secured Convertible Note issued to Cornell Capital Partners are converted by Cornell Capital Partners, LP. Each of the$5,500,000 Amended and Restated Secured Convertible Note issued to Cornell Capital Partners, LP and the $1,500,000 Secured Convertible Note issued to Cornell Capital Partners (a form of each note was previously filed as Exhibit 4 and Exhibit 7 respectively = to our Form 6-K, filed on August 7, 2006, File No. 000-21978) is convertible into ADSs at a conversion price equal to the lesser of (a) $0.30 (also known as the Fixed Price) or (b) an amount equal to eighty percent (80%) of the average of the three (3) lowest volume weighted average prices of the ADSs, as quoted by Bloomberg, LP, during the thirty (30) trading days immediately preceding the conversion date (also known as the Discount Price) which may be adjusted pursuant to other terms of such Secured Convertible Note. Additionally, in accordance with Section 3(c)(vii) of the $5,500,000 Amended and Restated Secured Convertible Note and the $1,500,000 Secured Convertible Note, we are to maintain a share reserve of not less than 300% of the ADSs issuable upon conversion of the $5,500,000 Amended and Restated Secured Convertible Note and the $1,500,000 Secured Convertible Note at the Fixed Price to take into account possible future conversions at the Discount Price. When 18,333,333 ADSs (i.e. the total amount of ADSs for which the $5,500,000 Amended and Restated Secured Convertible Note is to be converted at a conversion price of $0.30 per share, whereby $5,500,000 ÷ $0.30 = 18,333,333 ADSs) are multiplied by 3 (representing the share reserve of not less than 300%) a maximum of approximately 55,000,000 ADSs would be issuable upon conversion of the $5,500,000 Amended and Restated Secured Convertible Note.) When 15,000,000 ADSs (i.e. the total amount of ADSs for which the $1,500,000 Secured Convertible Note is to be converted at a conversion price of $0.30 per share, whereby $1,500,000 ÷ $0.30 = 5,000,000 ADSs) are multiplied by 3 (representing the share reserve of not less than 300%) a maximum of approximately 15,000,000 ADSs would be issuable upon conversion of the $1,500,000 Secured Convertible Note.) When the 55,000,000 ADSs to be issued under the $5,500,000 Amended and Restated Secured Convertible Note are added to the 15,000,000 ADSs to be issued under the $1,500,000 Secured Convertible Note, the total number of ADSs to be issued equals 70,000,000. Mark Angelo, as Portfolio Manger of Cornell Capital Partners, LP and President of Yorkville Advisors, LLC, Cornell Capital Partners LP’s General Partner, has voting and investment control over the ADSs held by Cornell Capital Partners, LP;

(v) 562,500 ADSs that were issued to Cornell Capital Partners, LP, pursuant to the $9,000,000 financing with Cornell Capital Partners, LP, Certain Wealth, Ltd. and TAIB Bank B.S.C. consisting of (i) a $7,500,000 tranche of financing with a closing date of April 25, 2006 and (ii) the extension to this $7,500,000 financing with an additional $1,500,000 tranche of financing with a closing date of August 3, 2006, (the total financing with Cornell Capital Partners, LP, Certain Wealth, Ltd, and TAIB Bank was for $9,000,000), without further consideration. Mark Angelo, as Portfolio Manger of Cornell Capital Partners, LP and President of Yorkville Advisors, LLC, Cornell Capital Partners LP’s General Partner, has voting and investment control over the ADSs held by Cornell Capital Partners, LP;

(vi) pursuant to the $9,000,000 financing with Cornell Capital Partners, LP, Certain Wealth, Ltd. and TAIB Bank, B.S.C. consisting of (i) a $7,500,000 tranche of financing with a closing date of April 25, 2006 and (ii) the extension to this $7,500,000 financing with an additional $1,500,000 tranche of financing with a closing date of August 3, 2006, (the total financing with Cornell Capital Partners, LP, Certain Wealth, Ltd, and TAIB Bank was for $9,000,000), also known as the $9,000,000 Financing, up to 4,000,000 ADSs are issuable upon exercise of the 4,000,000 ADS Warrant and up to 750,000 ADSs are issuable upon exercise of the 750,000 ADS Warrant (a form of such Warrants was previously filed as Exhibit 6 to our Form 6-K, filed on April 25, 2006, File No. 000-21978). Cornell Capital Partners, LP has agreed not to convert the Notes to the extent Cornell Capital Partners, LP’s beneficial ownership of our ADSs would exceed 4.9% of our ADSs then outstanding. For the Warrants, Cornell Capital Partners, LP has agreed not to exercise the Warrants to the extent Cornell Capital Partners, LP’s beneficial ownership of our ADSs would exceed 4.99% of our ADSs following such exercise, except within sixty (60) days of such Warrant’s expiration date of April 19, 2011; and

(vii) 165,000 ADSs that were issued to Cornell Capital Partners, LP pursuant to the $ 9,000,000 financing consisting of (i) a $7,500,000 tranche of financing with a closing date of April 25, 2006 and (ii) the extension to this $7,500,000 financing with an additional $1,500,000 tranche of financing with a closing date of August 3, 2006, (the total financing with Cornell Capital Partners, LP, Certain Wealth, Ltd, and TAIB Bank was for $9,000,000). Mark Angelo, as Portfolio Manger of Cornell Capital Partners, LP and President of Yorkville Advisors, LLC, Cornell Capital Partners, LP’s General Partner, has voting and investment control over the ADSs held by Cornell Capital Partners, LP.

None of the selling shareholders holds or has held within the past three years any position or office with us. To our knowledge, except as set forth in footnotes (1)(iv), (1)(v), (1)(vi) and (1)(vii) in the selling shareholders table above, none of the selling shareholders has or has had within the past three years any material relationship with us.

Plan of Distribution

In this section of the prospectus, the term "selling shareholder" means and includes: (1) the persons identified in the tables above as the selling shareholders; and (2) any of their donees, pledgees, distributees, transferees or other successors in interest who may (a) receive any of the shares of our ADSs offered hereby after the date of this prospectus and (b) offer or sell those shares hereunder.

The ADSs offered by this prospectus may be sold from time to time directly by the selling shareholders. Alternatively, the selling shareholders may from time to time offer such ADSs through underwriters, brokers, dealers, agents or other intermediaries. The distribution of the ADSs by the selling shareholders may be effected: in one or more transactions that may take place on the Nasdaq-CM (including one or more block transaction) through customary brokerage channels, either through brokers acting as agents for the selling stockholders, or through market makers, dealers or underwriters acting as principals who may resell these shares on the Nasdaq-CM; in privately-negotiated sales; by a combination of such methods; or by other means. These transactions may be effected at market prices prevailing at the time of sale, at prices related to such prevailing market prices or at other negotiated prices. Usual and customary or specifically negotiated brokerage fees or commissions may be paid by the selling shareholders in connection with sales of our ADSs.

The selling shareholders have agreed not initiate short sales of our ADSs. The selling shareholders also may lend or pledge shares of our ADSs to a broker-dealer. The broker-dealer may sell the shares of ADSs so lent, or upon a default the broker-dealer may sell the pledged ADSs pursuant to this prospectus. Any securities covered by this prospectus which qualify for sale pursuant to Rule 144 may be sold under Rule 144 rather than pursuant to this prospectus. We are not aware of any underwriter or coordinating broker acting in connection with the proposed sale of ADSs by the selling shareholders.

Although the ADSs covered by this prospectus are not currently being underwritten, the selling shareholders or their underwriters, brokers, dealers or other agents or other intermediaries, if any, that may participate with the selling stockholders in any offering or distribution of ADSs may be deemed "underwriters" within the meaning of the Securities Act and any profits realized or commissions received by them may be deemed underwriting compensation thereunder.

Under applicable rules and regulations under the Securities Act of 1934, as amended, also known as the Exchange Act, any person engaged in a distribution of ADSs offered hereby may not simultaneously engage in market making activities with respect to the ADSs for a period of up to five days preceding such distribution. The selling shareholders will be subject to the applicable provisions of the Exchange Act and the rules and regulations promulgated thereunder, including without limitation Regulation M, which provisions may limit the timing of purchases and sales by the selling shareholders.

In order to comply with certain state securities or blue sky laws and regulations, if applicable, the ADSs offered hereby will be sold in such jurisdictions only through registered or licensed brokers or dealers. In certain states, the ADSs may not be sold unless they are registered or qualified for sale in such state, or unless an exemption from registration or qualification is available and is obtained.

We will bear all costs, expenses and fees in connection with the registration of the ADSs offered hereby. However, the selling shareholders will bear any brokerage or underwriting commissions and similar selling expenses, if any, attributable to the sale of the ADSs offered pursuant to this prospectus.

DESCRIPTON OF SECURITIES

ADSs

We are authorized to issue 250,000,000 Ordinary Shares, 1 1/9 pence per share. As of January 23, 2006, there were 95,211,767 Ordinary Shares issued and outstanding. The holders of the Ordinary Shares are not entitled to pre-emptive or preferential rights to subscribe to any unissued stock or other securities. The shareholders are not entitled to cumulative voting rights. The Ordinary Shares are not assessable and not subject to the payment of any corporate debts. The holders of Ordinary Shares are entitled to one vote for each share on all matters submitted to the shareholders for vote. Holders are entitled to share ratably in any dividends which may be declared, from time to time, by the board of directors in its discretion, from legally available funds. If we are liquidated, dissolved, or wound up, the holders of Ordinary Shares are entitled to share pro rata all assets remaining after full payment of all liabilities. There are no conversion rights or redemption or sinking fund provisions for the Ordinary Shares.

Our Ordinary Shares are admitted for trading as American Depository Shares, also known as ADSs. Each ADS represents the right to receive one of our Ordinary Shares. ADSs are evidenced by American Depository Receipts, also known as ADRs. ADSs evidenced by ADRs are issued by the Bank of New York as Depositary of our ADR facility in accordance with the terms of a deposit agreement between us and the Depositary.

Convertible Note

Principal Amount

As a part of our December 19, 2005 financing with Cornell, we issued a Convertible Note to Cornell in the aggregate principal amount of $2,500,000, also called the Note. The Note matures December 19, 2008.

Interest

Cornell does not maintain investment discretion with respect to the yet-to-be accrued interest. We have the right (but not the obligation) to make monthly interest payments to Cornell in cash. The Note bears interest at an annual rate equal to ten percent (10%) for the period of one (1) year following December 19, 2005. Commencing on December 19, 2006, interest shall accrue on the outstanding principal balance at an annual rate equal to eight percent (8%). Commencing on December 19, 2007, interest shall accrue on the outstanding principal balance at an annual rate equal to seven percent (7%). Interest is calculated on the basis of a 360-day year and the actual number of days elapsed, to the extent permitted by law.

Right of Redemption

We have the right, with three (3) business days advance written notice to redeem a portion or all amounts outstanding under the Note prior to the maturity date of December 19, 2008 only if the closing bid price (i.e. the price per share in the last reported trade of the Ordinary Shares on the Nasdaq -CM or on the exchange which the Ordinary Shares is then listed as quoted by Bloomberg, LP) is less than $0.525 at the time of the redemption notice and we pay an amount equal to the principal amount outstanding and accrued interest being redeemed, plus a redemption premium of twenty percent (20%) of the amount redeemed.

Conversion

The Note is convertible into ADSs at the option of Cornell, in whole or in part at any time and from time to time, after December 19, 2005. The number of ADSs issuable upon a conversion hereunder equals the quotient obtained by dividing (x) the outstanding amount of the Note to be converted by (y) the conversion price. The conversion price is equal to the lesser of (a) $0.525 (also known as the Fixed Price) or (b) an amount equal to ninety five percent (95%) of the lowest volume weighted average price of the ADSs, as quoted by Bloomberg, LP, for any period of three (3) consecutive trading days during the thirty (30) trading days immediately preceding the conversion date, also known as the Discount Price, which may be adjusted pursuant to other terms of the Note. Based upon the Fixed Price, the minimum number of ADSs that may be issued on conversion of the Note is 4,761,905.

As indicated below under “Conversion Restrictions”, Cornell may not convert the Note or receive ADSs as payment of interest to the extent such conversion or receipt of such interest payment would result in Cornell, together with any affiliates, beneficially owning in excess of 4.9% of the then issued and outstanding ADSs, including ADSs issuable upon conversion of, and payment of interest on, the Note held by Cornell. However, as indicated in a Confirmation Agreement we made with Cornell effective on July 31, 2006, if Cornell delivers a conversion notice for a principal amount of the Note that, without regard to any other shares that Cornell or its affiliates may beneficially own, would result in the issuance in excess of 4.9% of our then issued and outstanding ADSs, we must notify Cornell of this fact and honor the conversion for the maximum principal amount permitted to be converted on such conversion date and we shall retain any principal amount tendered for conversion in excess of the permitted amount for future conversion. Cornell does not have the option to require us to return such excess principal amount to Cornell. The Confirmation Agreement is filed as Exhibit 4.11 to this Registration Statement.

If on any conversion date: (1) the number of ADSs at the time authorized, unissued and unreserved for all purposes, or held for treasury stock, is insufficient to pay principal and interest under the Note in ADSs; (2) the ADSs are not listed or quoted for trading on the Nasdaq-CM or on a subsequent market; or (3) we have failed to timely satisfy our conversion; then at the option of Cornell, we, in lieu of delivering ADSs, shall deliver, within five (5) trading days of each applicable conversion date, an amount in cash equal to the product of the outstanding principal amount to be converted plus any interest due therein by dividing the conversion price and multiplied by the closing price of the stock on the date of the conversion notice. For example, if Cornell decided on June 9, 2006 to convert an aggregate amount of principal (and related interest) equal to $1,000,000, and if one of the three circumstances listed above occurred, such as our failure to timely satisfy our conversion of Cornell’s Note, we would have been required to deliver by June 16, 2006 (the fifth trading day following the conversion date) approximately $1,152,882.21 in cash to Cornell (e.g. $1,000,000 plus interest (the outstanding amount to be converted including interest) ÷ ..1995 (the Discount Price) ═ 5,012,531 ADSs x $0.23 (the closing price of our ADSs on June 9, 2006) = $1,152,882.21).

Conversion Restrictions

Cornell may not convert the Note or receive ADSs as payment of interest to the extent such conversion or receipt of such interest payment would result in Cornell, together with any affiliates, beneficially owning in excess of 4.9% of the then issued and outstanding ADSs, including shares issuable upon conversion of, and payment of interest on, the Note held by Cornell.

In the event Cornell converts at the Discount Price, we are permitted to limit Cornell’s conversion to 1/12th of the subscription amount plus accrued interest in any thirty (30) day period. In addition, Cornell shall convert a minimum of twenty five percent (25%) of the subscription amount, along with a pro rata amount of accrued but unpaid interest, (x) before December 19, 2006, and (y) after December 19, 2006, but before December, 19 2007, respectively (such that a minimum of fifty percent (50%) of the subscription amount and a pro rata amount of accrued interest shall be converted before December 19, 2007). Any and all amount outstanding principal and accrued interest of the Note shall be converted on or before the maturity date. These mandatory conversion provisions shall be subject to the 4.9% limitation.

The agreements governing the terms of the Note contain provisions prohibiting any conversion of the Note or exercise of the Warrant at any time that would result in Cornell receiving (together with the 187,500 ADSs issued to Cornell) an aggregate of more than 19.99% of the outstanding ADSs as of December 19, 2005 as determined under Section 13(d) of the Securities Exchange Act of 1934, unless our shareholders provide prior approval at a general meeting called for that purpose. As a result, the maximum number of ADSs that may be issued on conversion of the Note is 18,346,520.

Event of Default

Upon the occurrence of certain events specified in the Note, including any Event of Default, as defined in the Note, and such Event of Default has not been cured within ten (10) calendar days after notice from Cornell to us, the full principal amount of the Note, together with interest and other amounts owing to the date of acceleration shall become at Cornell’s election, immediately due and payable in cash, provided however, Cornell may request (but shall have not obligation to request) payment of such amounts in our ADSs. If an Event of Default occurs and remains uncured, the fixed conversion price of $0.525 shall be reduced to $0.42 for so long as such Event of Default remains uncured. Cornell shall also have the right (but not the obligation) to convert the Note at any time after (x) and Event of Default or (y) the maturity date at the conversion price then in effect.

Cornell Warrant

Amount of Warrant and Exercise Price

As part of our December 19, 2005 financing with Cornell, we issued a Warrant to purchase up to 250,000 ADSs at $0.70 per share. The Warrant becomes exercisable at any time after December 19, 2005 and has an expiration date of December 19, 2010. The shares issuable upon exercise of the Warrant have been registered in this Registration Statement on Form F-3, of which this prospectus is a part.

Adjustment of Warrant Exercise Price

In case we subdivide our outstanding ADSs into a greater number or shares, the exercise price of $0.70 shall be proportionately reduced, and the number of shares subject to the Warrant shall be proportionately increased. Conversely, in case our outstanding ADSs shall be combined into a smaller number of shares, the exercise price of $0.70 for each Warrant shall be proportionately increased, and the number of shares subject to the Warrant shall be proportionately decreased.

Purchase Rights

If at any time we grant, issue or sell any options, convertible securities or rights to purchase stock, warrants, securities or other property pro rata to the record holders of any of our ADSs, also known as Purchase Rights, then Cornell will be entitled to acquire, upon the terms applicable to such Purchase Rights, the aggregate Purchase Rights which Cornell could have acquired if Cornell had held the number of ADSs acquired upon complete exercise of the Warrant immediately before the date on which a record is taken for the grant, issuance or sale of such Purchase Rights, or if no record is taken, the date as of which the record holders of ADSs are to be determined for the grant, issue or sale of such Purchase Rights.

Restrictions

Cornell has agreed not to exercise the Warrant to the extent Cornell’s beneficial ownership of our ADSs would exceed 4.99% of our ADSs then outstanding following such exercise, except within sixty (60) days of the Warrant’s expiration date of December 19, 2010.

The agreements governing the terms of the Warrant contain provisions prohibiting any exercise of the Warrant or conversion of the Note at any time that would result in Cornell receiving (together with the 187,500 ADSs issued to Cornell) an aggregate of more than 19.99% of the outstanding ADSs as of December 19, 2005 as determined under Section 13(d) of the Securities Exchange Act of 1934, unless our shareholders provide prior approval at a general meeting called for that purpose.

Convertible Note and Warrant Registration

The agreements governing the terms of the Note and the Warrant provide for registration, for resale by Cornell, of up to 18,784,020 ADSs. While the number of ADSs that would be issued on conversion of the Note at the initial Fixed Price of $0.525 is 4,761,905, up to a maximum of 18,346,520 ADSs may be issued upon conversion of the Note as a result of the possible adjustments to the conversion price described above under “Convertible Note” -- “Conversion” and - “Conversion Restrictions”. The total of 18,784,020 ADSs registered hereby represent the 187,500 ADSs issued to Cornell in connection with the Cornell financing, plus the 18,346,520 maximum number of ADSs that may be issued on conversion of the Note, plus the 250,000 ADSs that may be issued upon exercise of the Warrant. This total represents 19.99% of the 93,967,086 ADSs, outstanding on December 19, 2005. No ADSs other than the 187,500 ADSs issued to Cornell and the ADSs to be issued upon conversion of the Note and exercise of the Warrant are covered by this prospectus.

Registration Rights - Effectiveness of Registration Statement

As part of our December 19, 2005 financing with Cornell, we entered into a Registration Rights Agreement, as amended, with Cornell. The Registration Rights Agreement, which provides certain registration rights under the Securities Act of 1933, as amended, and the rules and regulations thereunder, requires us to use commercially reasonable efforts (i) to have this Registration Statement declared effective by the Securities and Exchange Commission no later than July 31, 2006, also known as the Scheduled Effective Deadline (which was amended to September 22,, 2006 pursuant to Amendment No. 6 to the Investor Registration Rights Agreement with Cornell, filed as Exhibit 4.11to this Registration Statement as described below), and (ii) to insure that the Registration Statement and any subsequent registration statement remains in effect until all of the 18,784,020 ADSs covered under this Registration Statement have been sold, subject to the terms and conditions of the Registration Rights Agreement. It shall be an event of default under the Registration Rights Agreement if the Registration Statement is not declared effective by the Scheduled Effective Deadline.

In the event the Registration Statement is not declared effective by the Securities and Exchange Commission on or before the Scheduled Effective Deadline, or if after the Registration Statement has been declared effective by the Securities and Exchange Commission, sales cannot be made pursuant to this Registration Statement (whether because of a failure to keep the Registration Statement effective, failure to disclose such information as is necessary for sales to be made pursuant to the Registration Statement, failure to register sufficient shares of Ordinary Shares, or otherwise) then as partial relief for the damages to any holder of registrable securities by reason of any such delay in or reduction of its ability to sell the underlying shares of Ordinary Shares (which remedy shall not be exclusive of any other remedies at law or in equity), we will pay as Liquidated Damages, also known as the Liquidated Damages, to Cornell equal to two percent (2%) of the liquidated value of the Note outstanding as Liquidated Damages for each thirty (30) day period (or pro rata part thereof) after the Scheduled Effective Date. Such amount shall be paid within 30 days following the end of the month or partial month to which they relate. We also agreed with Cornell that such Liquidated Damages are not penalties and are in addition to all other rights of Cornell, including the right to call a default, as described above in the “Description of Securities - Convertible Note - Event of Default” section of this Registration Statement.

Effective as of September 8, 2006, we entered into Amendment No. 6 to Investor Registration Rights Agreement with Cornell, filed as Exhibit 4.11 to this Registration Statement, pursuant to which we agreed to use our commercially reasonable efforts (i) to have the Registration Statement declared effective by the Securities and Exchange Commission no later than September 22, 2006, also known as the Second Scheduled Effective Deadline and (ii) to insure that the Registration Statement and any subsequent registration statement remains in effect until all of the registrable securities under this Registration Statement have been sold, subject to the terms and conditions of the Investor Registration Rights Agreement dated December 19, 2005 by and between us and Cornell. It shall be an event of default under the Note if the Registration Statement is not filed on or before the Second Scheduled Filing Deadline or declared effective by the Second Scheduled Effective Deadline.

Also, effective as of July 31, 2006, Cornell agreed to waive its rights under the agreements governing the Note and the Warrant in connection with our failure to keep this Registration Statement effective as a result of the delay in filings our audited financial statements for year ended April 30, 2006 with the Securities and Exchange Commission (including, without limitation, Cornell’s right to receive Liquidated Damages under the Registration Rights Agreement and any and all rights arising upon an event of default under the Note in connection therewith). The Waiver is filed as Exhibit 4.12 to this Registration Statement.

EXCHANGE CONTROLS

There is no legislative or other legal provision currently in force in England or arising under our Memorandum or Articles of Association restricting remittances to non-resident holders of our securities or affecting the import or export of capital for use by us.

TAXATION

The following discussion describes the material US Federal income tax and UK tax consequences of the purchase, ownership and disposition of our Ordinary Shares or ADSs (evidenced by American Depository Receipts, also known as ADRs, for beneficial owners:

•
who are residents of the United States for purposes of the current applicable United Kingdom/United States Income Tax Convention (either known as the Income Tax Convention or the New Income Tax Convention) and the United Kingdom/United States Estate and Gift Tax Convention (also known as the Estate and Gift Tax Convention and, together with the Income Tax Convention, known as the Conventions);

•	whose ownership of our Ordinary Shares or ADSs is not, for the purposes of the Conventions, attributable to a permanent establishment in the United Kingdom;

•	who otherwise qualify for the full benefits of the Conventions; and

•	who are US holders (as defined below).

The statements of US federal income tax and UK tax laws set out below:

•	are based on the laws in force and as interpreted by the relevant taxation authorities as at the date of this Registration Statement;

•	are subject to any changes in US law or the laws of England and Wales, in the interpretation thereof by the relevant taxation authorities, or in the Conventions, occurring after such date; and

•	are based, in part, on representations of the depositary, and assume that each obligation in the deposit agreement and any related agreement will be performed in accordance with its terms.

No assurance can be given that taxing authorities or the courts will agree with this analysis.

This discussion does not address all aspects of US and UK taxation that may be relevant to you and is not intended to reflect the individual tax position of any beneficial owner, including tax considerations that arise from rules of general application to all taxpayers or to certain classes of investors or that are generally assumed to be known by investors. The portions of this summary relating to US Federal taxation are based upon the US Internal Revenue Code of 1986, as amended, also known as the Code, its legislative history, existing and proposed US Treasury regulations promulgated thereunder, published rulings by the US Internal Revenue Service, also known as the IRS, and court decisions, all in effect as at the date hereof, all of which authorities are subject to change or differing interpretations, which changes or differing interpretations could apply retroactively. This summary is limited to investors who hold our Ordinary Shares or ADSs as capital assets within the meaning of Section 1221 of the Code, generally property held for investment, and this summary does not purport to deal with the US Federal or UK taxation consequences for investors in special tax situations, such as dealers in securities or currencies, persons whose functional currency is not the US Dollar, life insurance companies, tax exempt entities, financial institutions, traders in securities that elect to use a “mark-to-market” method of accounting for their securities holdings, regulated investment companies, persons holding our Ordinary Shares or ADSs as part of a hedging, integrated, conversion or constructive sale transaction or straddle or persons subject to the alternative minimum tax, who may be subject to special rules not discussed below. In particular, the following summary does not address the adverse tax treatment to you that would follow if you own, directly or by attribution, 10% or more of our outstanding voting share capital and we are classified as a “controlled foreign corporation” for US Federal tax purposes.

As used herein, the term “US holder” means a beneficial owner of our Ordinary Shares or ADSs who or which is:

•	a citizen or resident of the United States;

•	a corporation (or other entity that is treated as a corporation for US Federal income tax purposes) created or organized in or under the laws of the United States or any political subdivision thereof;

•	an estate, the income of which is subject to US Federal income taxation regardless of its source; or

•
a trust (1) that is subject to the supervision of a court within the United States and the control of one or more US holders as described in section 7701(a)(30) of the Code or (2) that has a valid election in effect under applicable US Treasury regulations to be treated as a US holder.

If a partnership (or an entity that is treated as a partnership for US Federal income tax purposes) holds our Ordinary Shares or ADSs, the tax treatment of a partner will generally depend upon the status of the partner and the activities of the partnership. If you are a partner of a partnership holding our Ordinary Shares or ADSs or ADRs, you should consult your tax advisors.

The summary does not include any description of the tax laws of any State or local government or of any jurisdictions other than the United States and the United Kingdom that may be applicable to the ownership of our Ordinary Shares, ADSs or ADRs. You are urged to consult your own tax advisor regarding the US Federal, State, and local tax consequences to you of the ownership of our Ordinary Shares or ADSs, as well as the tax consequences to you in the United Kingdom and any other jurisdictions.

For the purposes of the Conventions and the Code, you will be treated as the owner of our Ordinary Shares represented by the ADSs evidenced by the ADRs.

Taxation of Capital Gains

United Kingdom

If you are not resident or not ordinarily resident in the United Kingdom for UK tax purposes, you will not be liable for UK tax on capital gains realized or accrued on the sale or other disposition of Ordinary Shares or ADSs unless the Ordinary Shares or ADSs are held in connection with your trade or business (which for this purpose includes a profession or a vocation) carried on in the United Kingdom through a branch or agency and the Ordinary Shares or ADSs are or have been used, held or acquired for the purposes of such trade or business or such branch or agency.

A US holder who is an individual who ceases to be resident or ordinarily resident in the United Kingdom and who disposes of Ordinary Shares or ADSs during a five year period from the date of ceasing to be UK resident or ordinarily may also be liable for UK tax on capital gains notwithstanding that the person may not be resident in the United Kingdom at the time of the disposal.

United States

Subject to the Passive Foreign Investment Company discussion below, gain or loss realized by you on the sale or other disposition of the Ordinary Shares or ADSs will be subject to US Federal income tax as capital gain or loss in an amount equal to the difference between your tax basis in the Ordinary Shares or ADSs and the amount realized on the disposition. The capital gain or loss will be long-term capital gain or loss if the US holder has held the Ordinary Shares or ADSs for more than one year at the time of the sale or exchange. A gain or loss realized by you generally will be treated as US source gain or loss for US foreign tax credit purposes.

Passive Foreign Investment Company Considerations

Generally, for US Federal income tax purposes, we will be a “passive foreign investment company”, or a “PFIC”, for any taxable year if either (1) 75% or more of our gross income is “passive” income or (2) 50% or more of the value of our assets, determined on the basis of a quarterly average, is attributable to assets that produce or are held for the production of passive income. Passive income generally includes dividends, interest, royalties and rents not arising from the active conduct of a trade or business, and gains from the sale of assets that produce such income. If we are a PFIC in any taxable year that you own our Ordinary Shares or ADSs, you generally would be subject to tax at the highest ordinary income rates applicable to you and pay interest on such tax based on your holding period in the Ordinary Shares of ADSs, on (1) any gain recognized on the sale of our Ordinary Shares or ADSs and (2) any “excess distribution” paid on our Ordinary Shares or ADSs (generally, a distribution in excess of 125% of the average annual distributions paid by us in the three preceding taxable years). Alternatively, if we were a PFIC, you could elect to treat your Ordinary Shares or ADSs as an interest in a qualifying election fund, in which case you would be required to include in income currently your proportionate share of our earnings and profits from PFIC years regardless of whether they were actually distributed, but any gain on sale generally would be treated as capital gain. As a third alternative, you may elect to annually mark to market your Ordinary Shares or ADSs, recognizing ordinary income (or subject to limitation, ordinary loss) equal to the difference between their fair market value and adjusted basis.

Based on our current activities and assets, we do not believe that we are a PFIC, and we do not expect to become a PFIC in the foreseeable future for US Federal income tax purposes. Our belief that we are not a PFIC and our expectation that we will not become a PFIC in the future are based on our current and planned activities, and may change in the future. The determination of whether we are a PFIC is made annually. Accordingly, it may be possible that we will become a PFIC in the current or any future year due to changes in our asset or income composition.

UK Inheritance and Gift Tax

If you are an individual domiciled in the United States and are not a national of the United Kingdom for the purposes of the Estate and Gift Tax Convention, any Ordinary Share or ADS beneficially owned by you will not be subject to UK inheritance tax on your death or on a gift made by you during your lifetime, provided that any applicable US Federal gift or estate tax liability is paid, except where the Ordinary Share or ADS is part of the business property of your UK permanent establishment or pertains to your UK fixed base used for the performance of independent personal services. The Estate and Gift Tax Convention generally provides for tax paid in the United Kingdom to be credited against tax payable in the United States, based on priority rules set out in that Convention, in the exceptional case where an Ordinary Share or ADS is subject to both UK inheritance tax and US Federal gift or estate tax. Where the Ordinary Shares or ADSs have been placed in trust by a settlor who, at the time of the settlement, was a US holder, the Ordinary Shares or ADSs will generally not be subject to UK inheritance tax if the settlor, at the time of the settlement, was domiciled in the United States for the purposes of the Estate and Gift Tax Convention and was not a national of the United Kingdom.

US Gift and Estates Taxes

If you are an individual US holder, you will be subject to US gift and estate taxes with respect to the Ordinary Shares or ADSs in the same manner and to the same extent as with respect to other types of personal property.

UK Stamp Duty and Stamp Duty Reserve Tax

Subject to certain exemptions, stamp duty will be charged at the rate of 1.5% rounded up to the nearest £5, or there will be a charge to the stamp duty reserve tax at the rate of 1.5% on the amount or value of the consideration paid, or in some circumstances the issue price or open market value, on a transfer or issue of Ordinary Shares to, or to a nominee for, a person whose business is or includes the issuing of depositary receipts. The stamp duty reserve tax on the deposit of Ordinary Shares with the depositary will be payable by the person depositing those Ordinary Shares. Where stamp duty reserve tax is charged on a transfer of Ordinary Shares and ad valorem stamp duty is chargeable on the instrument effecting the transfer, the amount of the stamp duty reserve tax charged is an amount equal to the excess, if any, of the stamp duty reserve tax charge due on the transfer after the deduction of the stamp duty paid.

You will not be entitled to a foreign tax credit with respect to any UK stamp duty or stamp duty reserve tax, but may be entitled to a deduction subject to applicable limitations under the Code. You are urged to consult your own tax advisors regarding the availability of a deduction under their particular circumstances.

Transfers of ADRs

UK stamp duty will only be payable on an instrument transferring an ADR or on a written agreement to transfer an ADR where (i) the instrument of transfer is executed in the United Kingdom or (ii) there is any matter to be done to perfect the transfer in the UK or (iii) the document is brought into the UK. In these cases the transfer of an ADR could, depending on the circumstances, attract a charge to ad valorem stamp duty at the rate of 0.5% of the value of the consideration (rounded up to the nearest £5) plus interest and penalties if not stamped within 30 days of execution.

No stamp duty reserve tax will be payable in respect of an agreement to transfer an ADR, whether made in or outside the United Kingdom.

Where no sale is involved and no transfer of beneficial ownership has occurred, a transfer of Ordinary Shares by the depositary or its nominee to the holder of an ADR upon cancellation of the ADR is subject to UK stamp duty of GBP5 per instrument of transfer.

Issue and Transfer of Ordinary Shares in Registered Form

Except in relation to persons whose business is or includes the issue of depositary receipts of the provision of clearance services or their nominees, the allotment and issue of Ordinary Shares by us will not normally give rise to a charge to UK stamp duty or stamp duty reserve tax.

Transfers of Ordinary Shares, as opposed to ADRs, will attract ad valorem stamp duty normally at the rate of 0.5% of the value of the consideration (rounded up to the nearest GBP5). A charge to stamp duty reserve tax, normally at the rate of 0.5% of the consideration, arises, in the case of an unconditional agreement to transfer Ordinary Shares, on the date of the agreement, and in the case of a conditional agreement the date on which the agreement becomes unconditional.

Information Reporting and Backup Withholding

Payments that relate to the Ordinary Shares or ADSs that are made in the United States or by a US related financial intermediary will be subject to information reporting. Information reporting generally will require each paying agent making payments, which relate to an Ordinary Share or ADS, to provide the IRS with information, including the beneficial owner’s name, address, taxpayer identification number, and the aggregate amount of dividends paid to such beneficial owner during the calendar year. These reporting requirements, however, do not apply to all beneficial owners. Specifically, corporations, securities broker-dealers, other financial institutions, tax-exempt organizations, qualified pension and profit sharing trusts and individual retirement accounts are all exempt from reporting requirements.

If you are a depositary participant or indirect participant holding Ordinary Shares or ADSs on behalf of a beneficial owner, or paying agent making payments for an Ordinary Share or ADS, you may be required to backup withhold, as a backup against the beneficial owner’s US Federal income tax liability, a portion of each payment of dividends on our Ordinary Shares or ADSs in the event that the beneficial owner of an Ordinary Share or ADS:

•	fails to establish its exemption from the information reporting requirements;

•	is subject to the reporting requirements described above and fails to supply its correct taxpayer identification number in the manner required by applicable law; or

•	under-reports its tax liability.

This backup withholding tax is not an additional tax and may be credited against US Federal income tax liability if the required information is furnished to the IRS.

Taxation of Dividends

We have not included a detailed discussion of the tax consequences to holders of Ordinary Shares or ADSs of the payment of dividends in light of the Company’s present inability to pay dividends. As noted above, pursuant to the English Companies Act of 1985 a company may not pay a dividend while it has an accumulated deficit. As of April 30, 2006, our accumulated deficit was $50,381,316.

Under current UK domestic law, if it becomes possible for a dividend to be paid, no UK withholding tax would be payable in respect of such dividend.

LIMITATIONS ON RIGHTS TO OWN SECURITIES

There are no limitations imposed by English law or our memorandum or articles of association on the right to own our ADSs, Note or Warrant, including the rights of non-residents or foreign persons to hold or vote ADSs (other than would generally apply to our shareholders) or to hold our Note or Warrant.

LEGAL MATTERS

Certain legal matters in connection with the validity of the Ordinary Shares to be issued in this offering will be passed upon for us by our legal counsel Brown Rudnick Berlack Israels LLP.

EXPERTS

The financial statements incorporated by reference in this Prospectus have been audited by BDO Stoy Hayward LLP, an independent registered public accounting firm, to the extent and for the periods set forth in their report incorporated herein by reference, and are incorporated herein in reliance upon such report given upon the authority of said firm as experts in auditing and accounting.

EXPENSES

The following are the estimated expenses to be incurred in connection with the issuance and distribution of the securities registered under this Registration Statement:

Securities and Exchange Commission registration fee	$482.00
Edgarization fees and expenses	$3,000.00
Legal fees and expenses	$50,000.00
Accounting fees and expenses	$10,000.00
Total	$63,482.00

ENFORCEABILITY OF CERTAIN CIVIL LIABILITIES AND
AGENT FOR SERVICE OF PROCESS IN THE UNITED STATES

We are incorporated in England. Most of our executive officers and directors and the experts named herein are nonresidents of the United States, and a substantial portion of our assets and of such persons are located outside the United States. For further information regarding enforceability of civil liabilities against us and other persons, see “Risk Factors— [I]t may not be possible to effect service of process within the United States upon such persons or to enforce against such persons or us any judgments of United States courts predicated upon the civil liability provisions of the securities or other laws of the United States.”

We obtained all the approvals and permits required under applicable law for the distribution of the securities and for the publication of this prospectus. The securities are not being distributed in any jurisdiction where the offer is not permitted.

WHERE YOU CAN FIND MORE INFORMATION ABOUT US
Foreign Private Issuer

We are subject to the informational requirements of the Securities Exchange Act of 1934, as amended, also known as the Exchange Act, as applicable to foreign private issuers. Accordingly, we file annual and current reports and other information with the Securities and Exchange Commission, also known as the SEC. You may read and copy any document we file with the SEC at the SEC’s Public Reference room at 100 F Street, NE, Washington, DC 20549 USA. Please call the SEC at 1-800-SEC-0330 for further information on the operation of the Public Reference Room. In addition, the SEC maintains an Internet site (http://www.sec.gov) that contains reports, proxy and information statements, and other information regarding issuers that file electronically with the SEC. Documents filed with the SEC are also available on our website (http://www.futuremedia.co.uk).

A copy of this prospectus and the documents filed as exhibits (see list below), are available for inspection at our offices at Nile House, Nile Street, Brighton, East Sussex BNI IHW, England.

We customarily solicit proxies by mail; however, as a foreign private issuer, we are exempt from the rules under the Exchange Act prescribing disclosure and procedural requirements for proxy solicitations. Also, our officers, directors and principal shareholders are exempt from the reporting and short-swing profit recovery provisions contained in Section 16 of the Exchange Act and the rules thereunder, with respect to their purchases and sales of securities. In addition, we are not required under the Exchange Act to file periodic reports and financial statements with the SEC as frequently or as promptly as United States companies whose securities are registered under the Exchange Act.

Form F-3 Registration Statement

We have filed with the SEC a Registration Statement on Form F-3 under the Securities Act with respect to the resale of ADSs issued to the selling shareholders. This prospectus, which is part of the Registration Statement, does not contain all of the information that you can find in the Registration Statement. Some parts of the Registration Statement are omitted from the prospectus in accordance with the rules and regulations of the SEC. The statements we make in this prospectus as to the contents of any contract, agreement or other document referred to are not necessarily complete. With respect to each such document filed as an exhibit to the Registration Statement, you should refer to the exhibit for a more complete description of the matter involved. The Registration Statement may be read and copied at the SEC’s public reference rooms as indicated above.

Incorporation of Information by Reference

The SEC allows us to incorporate by reference the information we file with it. This means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is considered to be a part of this prospectus, except if it is superseded by information in this prospectus or by later information that we file with the SEC. We incorporate by reference the documents listed below, all of which are being delivered to you as part of this prospectus.

We incorporate by reference into this prospectus the following documents:

•	Our Annual Report on Form 20-F for the fiscal year ended April 30, 2005, filed with the SEC on August 4, 2005.

•	Our Report on Form 6-K relating to the announcement of board and senior management appointments at our Swedish subsidiary Open Training, filed with the SEC on August 9, 2005.

•	Our Report on Form 6-K relating to the possible offer for Epic Group plc, filed with the SEC on August 12, 2005.

•	Our Report on Form 6-K relating to our decision to not make an offer for Epic Group, plc, filed with the SEC on August 19, 2005.

•	Our Report on Form 6-K relating to our appointment of Jeremy Spencer as Vice-President Sales and Marketing, filed with the SEC on August 22, 2005.

•	Our Report on Form 6-K relating to our announcement of first quarter results for Fiscal 2006, filed with the SEC on September 7, 2005.

•	Our Report on Form 6-K relating to our announcement of second quarter results for Fiscal 2006, filed with the SEC on December 8, 2005.

•
Our Report on Form 6-K relating to securing of a $10 million financing commitment to fund the acquisition of EBC and continued expansion and relating to a change in our financial management, filed with the SEC on December 20, 2005.

•	Our Report on Form 6-K relating to expected annualized cost savings of approximately GBP 400,000 ($700,000), filed with the SEC on January 10, 2006.

•	Our Report on Form 6-K relating to the extension of agreement to acquire EBC, filed with the SEC on January 13, 2006.

•	Our Report on Form 6-K relating to a notice received from Nasdaq, filed with the SEC on January 18, 2006.

•	Our Report on Form 6-K relating to our unaudited consolidated financial statements for the six month period ended October 31, 2005, filed with the SEC on January 26, 2006.

•	Our Report on Form 6-K relating to our receipt of a Nasdaq notice of non-compliance and our intent to appeal, filed with the SEC on February 16, 2006.

•	Our Report on Form 6-K relating to our hearing before a Nasdaq Listing Qualifications Panel, filed with the SEC on March 9, 2006.

•	Our Report on Form 6-K announcing our appointment of Stuart Pembery as Vice President, Managed Benefits, filed with the SEC on March 17, 2006.

•	Our Report on Form 6-K announcing the acquisition of The Button Group PLC and the proposed change in HCI tax exemption, filed with the SEC on March 27, 2006.

•	Our Report on Form 6-K announcing third quarter results for Fiscal 2006, filed with the SEC on March 30, 2006.

•	Our Report on Form 6-K announcing the completion of the acquisition of EBC, filed with the SEC on April 25, 2006.

•	Our Report on Form 6-K announcing the launch of flexsmart™, filed with the SEC on April 28, 2006.

•	Our Report on Form 6-K announcing granted continued listing by Nasdaq, filed with the SEC on May 1, 2006.

•	Our Report on Form 6-K announcing a private placement for $4,315,000, filed with the SEC on May 4, 2006.

•	Our Report on Form 6-K regarding notice and proxy materials relating to the Futuremedia PLC Annual General Meeting to be held on June 8, 2006, filed with the SEC on May 9, 2006.

•	Our Report on Form 6-K announcing the completion of the acquisition of the Button Group, filed with the SEC on May 26, 2006.

•
Our Report on Form 6-K announcing the completion of our plan to meet Nasdaq continued listing requirements and announcing preliminary unaudited results for the Fourth Quarter and Fiscal Year 2006, filed with the SEC on May 31, 2006.

•	Our Report on Form 6-K announcing being granted continued listing by the Nasdaq Qualifications Panel, filed with the SEC on June 12, 2006.

•
Our Report on Form 6-K filing (i) Amendment No. 1 to Securities Purchase Agreement dated June 15, 2006 by and between Futuremedia PLC, Cornell Capital Partners, LP, Certain Wealth, Ltd. and TAIB Bank, B.S.C.(c). in connection with the Securities Purchase Agreement dated April 19, 2006 by and between Futuremedia PLC, Cornell Capital Partners, LP, Certain Wealth, Ltd. and TAIB Bank, B.S.C.(c) (previously filed as Exhibit 3 on Form 6-K filed on April 25, 2006, File No. 000-21978); and (ii) Amendment No. 2 to Investor Registration Rights Agreement dated June 15, 2006 by and between Futuremedia PLC and Cornell Capital Partners, LP in connection with the Securities Purchase Agreement dated December 19, 2005 by and between Futuremedia PLC and Cornell Capital Partners (previously filed as Exhibit 2 on Form 6-K filed on December 20, 2005, File No. 000-21978) and the Investor Registration Rights Agreement dated December 19, 2005 by and between Futuremedia PLC and Cornell Capital Partners, LP (previously filed as Exhibit 3 on Form 6-K filed on December 20, 2005, File No. 000-21978) as amended (Amendment No. 1 to the Investor Registration Rights Agreement dated April 19, 2006 previously filed as Exhibit 2 on Form 6-K filed on April 25, 2006, File No. 00-21978), filed with the SEC on June 16, 2006.

•	Our Report on Form 6-K announcing the appointment of Robert Bingham to our Board of Directors, filed with the SEC on June 28, 2006.

•	Our Report on Form 6-K regarding our comments on Fiscal 2007 outlook, filed with the SEC on June 29, 2006.

•
Our Report on Form 6-K regarding (i) the audited financials for Lexon Incorporated (parent company of Executive Business Channel Limited (“EBC”)); (ii) the audited financial statements for Bingham & Bingham Limited (parent company of Button Group plc (“Button”)); (iii) Unaudited Pro Forma Condensed Consolidated Financial Statements of Futuremedia PLC (the “Company”) for the year ended April 30, 2005, the six months ended October 31, 3005 and as at October 31, 2005 giving effect to the acquisitions of EBC and Button and certain historical financials of EBC and Button. The Company acquired EBC on April 25, 2006 and Button on May 26, 2006; and (iv) consent of BDO Stoy Hayward LLP (Independent Registered Public Accounting Firm), filed with the SEC on June 30, 2006.

•
Our Report on Form 6-K announcing our receipt of a Nasdaq Notice relating to non-compliance with Marketplace Rule 4320(e)(2)(E)(i) which requires a minimum bid price of $1.00 per ADS, filed with the SEC on July 20, 2006.

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Our Report on Form 6-K Announcing that Futuremedia generates positive EBITDA in May and June - Changes Fiscal Year End to June 30, and confirms guidance for year 2007 - Secures additional financing commitment of $1.5 million, filed with the SEC on August 7, 2006.

•	The withdrawal of our registration statement on Form RW, relating to our Form F-3 File No. 333-134835 which was initially filed with the SEC on June 8, 2006, filed with the SEC on August 9, 2006.

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Our Report on Form 6-K regarding the Report of Independent Registered Public Accounting Firm together with the audited consolidated financial statements for Futuremedia PLC, filed with the SEC on August 31, 2006.

•
Our Report on Form 6-K filing Amendment No. 5 to Investor Registration Rights Agreement dated August 31, 2006 by and between Futuremedia PLC and Cornell Capital Partners, LP in connection with the Securities Purchase Agreement (the “Cornell Securities Purchase Agreement”) dated December 19, 2005 by and between Futuremedia PLC and Cornell Capital Partners, LP, (previously filed as Exhibit 2 to Futuremedia PLC’s Form 6-K, filed on December 20, 2005, File No. 000-21978) and the Investor Registration Rights Agreement (the “Investor Registration Rights Agreement”) dated December 19, 2005 by and between Futuremedia PLC and Cornell Capital Partners, LP (previously filed as Exhibit 3 to Futuremedia PLC’s Form 6-K, filed on December 20, 2005, File No. 000-21978) as amended by Amendment No. 1 to the Investor Registration Rights Agreement dated April 19, 2006 by and between Futuremedia PLC and Cornell Capital Partners, LP (previously filed as Exhibit 2 to Futuremedia PLC’s Form 6-K, filed on April 25, 2006, File No. 000-21978), Amendment No. 2 to the Investor Registration Rights Agreement dated June 15, 2006 by and between Futuremedia PLC and Cornell Capital Partners, LP (previously filed as Exhibit 2 on Form 6-K filed on June 16, 2006, File No. 000-21978), Amendment No. 3 to the Investor Registration Rights Agreement dated July 14, 2006 by and between Futuremedia PLC and Cornell Capital Partners, LP (previously filed as Exhibit 4.8 to Futuremedia PLC’s Amendment No. 5 to Form F-3, filed on July 17, 2006, File No. 333-131314); and Amendment No. 4 to the Investor Registration Rights Agreement dated July 31, 2006 by and between Futuremedia PLC and Cornell Capital Partners, LP (previously filed as Exhibit 10 on Form 6-K filed on August 7, 2006, File No. 000-21978), filed with the SEC on September 1, 2006.

•
The description of our securities contained in our Registration Statement on Form F-1, File No. 33-63994, as amended, filed with the SEC on June 3, 1993 and any amendment or report filed for the purpose of updating that description.

All subsequent annual reports filed by us with the Securities and Exchange Commission on Form 20-F pursuant to the Securities Exchange Act of 1934, prior to the termination of the offering, shall be deemed to be incorporated by reference into this prospectus.

We may also incorporate any Form 6-K subsequently submitted by us with the Securities and Exchange Commission pursuant to the Securities Exchange Act of 1934, after the date of this prospectus and before termination by identifying in such Form 6-K that such Form 6-K is being incorporated by reference into this prospectus.

You may request, at no cost, a copy of any documents incorporated by reference herein, excluding all exhibits, unless we have specifically incorporated by reference an exhibit, by writing or telephoning us at:

 Nile House, Nile Street
Brighton
East Sussex BNI IHW
England
Attention: Brian McArthur Muscroft, Group Chief Financial Officer, Telephone: +44 (0) 1273 829700.

The Resale of up to 18,784,020 Shares of Ordinary Shares, as Evidenced by American Depositary Shares, as Evidenced by American Depositary Receipts
Offered by
Selling Shareholders

PROSPECTUS

September 15, 2006

We have not authorized anyone to provide you with information different form that contained or incorporated by reference in this prospectus. The selling shareholders are offering to sell, and seeking offers to buy, our ADSs only in jurisdictions were offers and sales are permitted. The information contained in this prospectus is accurate only as of the date of this prospectus, regardless of the time of delivery of this prospectus or of any sale of shares of our ADSs.